Management’s Discussion and Analysis of
Financial Condition and Results of Operations
For the three and nine month periods ended February 28, 2015

Dated April 13, 2015

INTRODUCTION

This management’s discussion and analysis (“MD&A”) dated April 13, 2015 of Performance Sports Group Ltd. (the "Company", "PSG", "we", "us", or "our") is intended to assist the readers in understanding the Company, its business environment, strategies, performance, and risk factors. It should be read in conjunction with our unaudited condensed consolidated interim financial statements, including the related notes, for the three and nine months ended February 28, 2015 and 2014, and our audited annual consolidated financial statements, including the related notes, for the fiscal years ended May 31, 2014 and 2013. Financial data has been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed consolidated interim financial statements and the audited annual consolidated financial statements, and related MD&A, are available on the Company’s website at www.performancesportsgroup.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The information on our website is not incorporated by reference into our MD&A.

The Company's common shares are dual listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PSG".

As of February 28, 2015, the Company directly or indirectly owns all of the equity interests in each of Bauer Hockey, Inc., Bauer Hockey Corp., Easton Baseball / Softball Corp., Easton Baseball / Softball Inc., Performance Lacrosse Group Inc., Performance Lacrosse Group Corp., Bauer Performance Sports Uniforms Corp., Bauer Performance Sports Uniforms Inc., BPS Diamond Sports Corp., and BPS Diamond Sports Inc. The Company, together with its consolidated subsidiaries, is referred to as the "Company", "we", "us", or "our".

All references to "Fiscal 2016", "Fiscal 2015" and “Fiscal 2014” are to the Company’s fiscal years ending May 31, 2016, May 31, 2015 and May 31, 2014, respectively. Unless otherwise indicated, all references to “$” and “dollars” in this MD&A mean U.S. dollars. Any references to market share data and market size are based on wholesale revenues unless otherwise indicated.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. It is unlikely that these measures could be compared to similar measures presented by other companies. See “Financial Performance” and “Non-IFRS Financial Measures.”

Forward-looking statements are included in this MD&A. See "Caution Regarding Forward-Looking Statements" for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the assumptions relating to market and industry data statements included in this MD&A, see the "Market and Industry Data" section. For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of this MD&A and the "Risk Factors" section of the Company's Annual Information Form dated August 27, 2014, available on the Company’s website at www.performancesportsgroup.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Please refer to the “Glossary of Terms” section for a list of defined terms used herein but not otherwise defined.

Performance Sports Group Ltd. Q3 Fiscal 2015	1

THIRD QUARTER FISCAL 2015 HIGHLIGHTS
($ in millions, except per share and ratio information)

			Change 2015
RESULTS FOR THE QUARTER	Q3 Fiscal 2015	Q3 Fiscal 2014	vs. 2014
Revenues	$137.7	$62.2	121.5%
Gross profit	$42.3	$18.8	124.2%
Adjusted Gross Profit (1)	$46.3	$19.8	133.8%
Adjusted Gross Profit % (1)	33.6%	31.8%	1.8%
Adjusted EBITDA (1)	$14.4	($3.0)	580.0%
Net loss	($11.5)	($4.9)	(135.1)%
Adjusted Net Income (Loss) (1)	$6.2	($4.2)	247.6%

PER SHARE ($) - DILUTED
Diluted EPS	($0.26)	($0.14)	(85.7)%
Adjusted EPS (1)	$0.13	($0.11)	218.2%

FINANCIAL RATIOS
Leverage Ratio (2)	3.87	2.51	54.2%

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

(2)
Leverage Ratio is defined as Net Indebtedness divided by EBITDA. Net Indebtedness includes such items as the Company’s term loan, capital lease obligations, subordinated indebtedness, and average revolving loans for the last 12 months as of the reporting date, less the average amount of cash for the last 12 months as of the reporting date.

All comparisons are to the same quarter in the prior fiscal year unless otherwise stated.

Fiscal Q3 2015 Financial Highlights vs. Year-Ago Quarter

•	Revenues up 121% to a record $137.7 million (up 127% in constant currency)

•	Hockey revenues up 9% to a record $53.9 million (up 16% in constant currency)

•	Lacrosse revenues up 19%

•	Adjusted Gross Profit up 134% to $46.3 million with Adjusted Gross Profit margin up 180 basis points to 33.6%

•	Adjusted EBITDA up significantly to $14.4 million from a loss of $3.0 million

•	Adjusted Net Income up significantly to $6.2 million or $0.13 per share from a loss of $4.2 million or $(0.11) per share

Fiscal Q3 2015 Financial Results

Revenues in the fiscal third quarter of 2015 increased 121% to $137.7 million compared to $62.2 million in the same year-ago quarter. On a constant currency basis, revenues were up 127%. The increase was primarily due to the addition of revenues generated by EASTON and solid growth in ice hockey equipment, partially offset by an unfavorable impact from foreign exchange. Excluding the results of EASTON, as well as the impact from foreign exchange, revenues grew organically by 16%.

Adjusted Gross Profit in the third quarter increased 134% to $46.3 million compared to $19.8 million in the year-ago quarter. As a percentage of revenues, Adjusted Gross Profit increased 180 basis points to 33.6% compared to 31.8% in the year-ago quarter. The increase in Adjusted Gross Profit margin was primarily driven by the addition of EASTON, partially offset by the unfavorable impact from foreign exchange.

Selling, general and administrative expenses in the third quarter increased 37% to $33.7 million compared to $24.5 million in the year-ago quarter, primarily due to the addition of EASTON and higher sales and marketing costs. As a percentage of revenues and excluding acquisition-related charges, share-based payment expenses and costs related to a lacrosse helmet decertification, selling, general and administrative expenses decreased significantly to 21.0% compared to 32.8% in the year-ago quarter.

Research & development expenses in the third quarter increased 28% to $6.1 million compared to $4.7 million in the year-ago quarter due to continued focus on product development and the addition of EASTON. As a percentage of revenues, research & development expenses decreased 320 basis points to 4.4% compared to 7.6% in the year-ago quarter.

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Adjusted EBITDA increased significantly to $14.4 million compared to a loss of $3.0 million in the year-ago quarter. This increase was due to the addition of EASTON, partially offset by the unfavorable impact from foreign exchange. On a constant currency basis, Adjusted EBITDA was $17.5 million.

Adjusted Net Income in the third quarter increased significantly to $6.2 million or $0.13 per diluted share, compared to a loss of $4.2 million or $(0.11) per diluted share in the year-ago quarter. The impact of foreign exchange reduced Adjusted Net Income by approximately $0.05 per diluted share compared to the third quarter last year.

On February 28, 2015, working capital was $338.6 million compared to $179.9 million on February 28, 2014, primarily due to the acquisition of Easton Baseball/Softball and investment in the Company's apparel business. Excluding the Easton Baseball/Softball Acquisition, working capital was $230.6 million as of February 28, 2015, an increase of 28% versus the prior year.

Total debt was $431.2 million at February 28, 2015 compared to $130.8 million at February 28, 2014. Performance Sport Group’s leverage ratio, as defined in the Company’s credit agreements, stood at 3.87x as of February 28, 2015 compared to 2.51x one year ago. The increase reflects the Company’s financing of the Easton Baseball/Softball Acquisition.

Nine Month Fiscal 2015 Financial Results

Revenues in the first nine months of Fiscal 2015 increased 52% to $507.1 million compared to $333.3 million in the same year-ago period. On a constant currency basis, revenues were up 56%. Excluding the results of EASTON, as well as the impact from foreign exchange, revenues grew organically by 11%.

Adjusted Gross Profit in the first nine months increased 50% to $181.9 million compared to $120.9 million in the year-ago period. As a percentage of revenues, Adjusted Gross Profit was 35.9% compared to 36.3% in the same year-ago period.

Selling, general and administrative expenses increased 40% to $109.0 million compared to $77.8 million in the same period a year ago. As a percentage of revenues and excluding acquisition-related charges, share-based payment expenses and costs related to the lacrosse helmet decertification, selling, general and administrative expenses decreased 150 basis points to 18.8% compared to 20.3% in the first nine months of Fiscal 2014.

Research & development expenses increased 37% to $18.0 million compared to $13.1 million in the year-ago period. As a percentage of revenues, research & development expenses decreased 30 basis points to 3.6% compared to 3.9% in the first nine months of Fiscal 2014.

Adjusted EBITDA increased 65% to $78.5 million compared to $47.7 million in the year-ago period. Without the impact of currency fluctuations, Adjusted EBITDA increased 84% to $87.8 million.

Adjusted Net Income in the first nine months of Fiscal 2015 increased 51% to $40.0 million or $0.87 per diluted share, compared to $26.5 million or $0.71 per diluted share in the year-ago period. The impact of foreign exchange reduced Adjusted Net Income by approximately $0.17 per diluted share compared to the same period last year.

Segment Review

Hockey revenues in the third quarter increased 9% to $53.9 million driven by the new VAPOR 1X stick launch, partially offset by the shift in timing of certain orders to earlier this year and an unfavorable impact from foreign exchange. Excluding currency impacts, hockey revenues increased 16% in the quarter due to composite stick sales growth of 92%.

Hockey segment EBITDA was a loss of $4.0 million in the third quarter compared to a loss of $3.2 million in the year-ago period. The slight decrease was due to the impact of foreign exchange, which more than offset higher revenues in the quarter. Excluding foreign exchange, Hockey segment EBITDA increased $2.5 million or 78%.

Baseball/Softball revenues in the third quarter increased significantly to $71.9 million from $2.9 million in the year-ago period due to the addition of EASTON.

Baseball/Softball segment EBITDA in the third quarter increased substantially to $18.9 million from a loss of $0.1 million in the year-ago period.

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Revenues in the Other Sports segment, which comprises lacrosse and soccer, increased 19% to $11.9 million. This was driven by 19% growth in lacrosse, including an 11% increase from CASCADE and growth in every equipment category of the MAVERIK brand. CASCADE benefited from the resumption of helmet shipments following the recertification of the R helmet and all other current models. MAVERIK continued to see strong demand for its new line of heads and shafts, as well as its new protective equipment and team gloves.

Other Sports segment EBITDA in the third quarter increased 11% to $2.1 million from $1.9 million in the year-ago period. This was driven by growth in lacrosse revenues, partially offset by lower gross margins in lacrosse due to higher inventory reserves and lower margins on lacrosse helmets as a result of changes required for the recertification of the CASCADE R helmet.

For further detail on our financial measures, please refer to the “Financial Performance” section.

COMPANY OVERVIEW

PSG is a fast growing sports equipment and apparel company. We design, develop, manufacture and sell performance sports equipment, apparel, and accessories for ice hockey, roller hockey, lacrosse, baseball and softball, and soccer. Our model is simple. We combine authentic brands and sport-specific employee expertise with our platform strengths, particularly our high performing R&D and game-changing product creation processes, to grow our overall revenue, market share and profitability annually. We strive to grow our revenues each year faster than the total market for each of our sports and to grow our profitability faster than revenues. See "Outlook". We have the most recognized and strongest brands in ice hockey, roller hockey, baseball, and softball, and hold top market share positions in these sports, with an expanding presence in the fast growing lacrosse market. Our products are marketed under the BAUER, CASCADE, COMBAT, EASTON, INARIA, MISSION, and MAVERIK brand names and are sold by sales representatives and independent distributors throughout the world. Our brands have a rich history of innovation, authenticity and market leadership, with the BAUER and EASTON brands dating back to 1927 and 1922, respectively.

BAUER is the most recognized and strongest brand in ice hockey with an estimated 54% overall worldwide market share. MISSION is the leading brand in roller hockey, and, combined with BAUER, has an estimated 55% market share. EASTON is one of the most iconic diamond sports brands with the #1 market share in North America, estimated at 28%. In the lacrosse category, our MAVERIK and CASCADE brands combined have an estimated 26% market share. Our market leadership within each sport extends across multiple product categories through a full product suite that provides high performance equipment and apparel for players of all ages and abilities.

We have achieved our leadership position and growth profile in ice hockey, roller hockey and lacrosse by leveraging our world-class performance sports platform, and are using this platform to expand our performance equipment and apparel categories in diamond sports with our COMBAT brand and the addition of the EASTON baseball and softball brand in April 2014. Additionally, with the Inaria Acquisition in October 2012, the Company greatly expanded its capabilities to provide team apparel along with its high performing sports equipment, establishing the Company as a “one-stop shop” for teams and associations across all of our sports. And, in January 2015, the Company announced that it will open its first-ever "Own the Moment" retail experiences beginning this summer. The premium "Own The Moment" retail experiences will elevate the BAUER brand, deliver an unmatched consumer educational experience and serve as the ultimate BAUER brand and product showcase.

SEGMENT INFORMATION

The Company has two reportable operating segments: (i) Hockey and (ii) Baseball/Softball. The remaining operating segments do not meet the criteria for a reportable segment and are included in Other Sports. The Hockey segment includes the BAUER and MISSION brands. The Baseball/Softball segment includes the EASTON and COMBAT brands. Other Sports includes the Lacrosse and Soccer operating segments, which includes the MAVERIK, CASCADE, and INARIA brands. The Hockey segment sales channels include: (i) direct sales to retailers in North America and the Nordic countries, (ii) distributors throughout the rest of the world (principally, Western Europe, Eastern Europe, and Russia), and (iii) direct sales to teams. The Baseball/Softball segment sales channels primarily include retailers and distributors in North America. The Other Sports segment sales channels primarily include retailers and distributors in North America, and direct sales to teams and sports associations.

These operating segments were determined based on the management structure established in the fourth quarter of Fiscal 2014 and the financial information, among other factors, reviewed by the Chief Operating Decision Maker ("CODM") to assess segment performance. The decisions concerning assessing the performance of segments and allocation of resources to the segments are based on segments’ revenues and segment EBITDA.

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For further detail on our operating segments, please refer to the “Segment Results” section and the notes to the unaudited condensed consolidated interim financial statements for the three and nine months ended February 28, 2015 and 2014.

INDUSTRY OVERVIEW

The following provides an overview of the sports equipment and apparel markets we serve.

Sporting Goods Industries

We design, develop, manufacture and sell performance sports equipment and related apparel for ice hockey and roller hockey, baseball and softball, lacrosse, and soccer. We operate in the global sporting goods industry with a primary focus on North America and Europe. We believe this global industry is growing, including in the United States where from 2009 to 2013, manufacturers’ wholesale sales of sporting goods increased from $48.3 billion in 2009 to $55.0 billion in 2013, representing a compound annual growth rate of 3%.

The growing sporting goods-focused retail channel reflects resilient qualities with stable performance through this uneven economic recovery and continued broad market size growth. According to IBISWorld Inc., retail sales of United States sporting goods stores, including specialty retailers such as Total Hockey, Lacrosse Unlimited and Baseball Express, and ‘‘big box’’ retailers such as Dick’s Sporting Goods and The Sports Authority, were estimated to be $42.3 billion in 2013 and are forecasted to grow at a 2.3% compound annual growth rate to reach $47.5 billion by 2018. Specialty retail is the main retail outlet for our market and accounts for the majority of our sales. We also sell to ‘‘big box’’ retailers, which are exhibiting growth and expansion.

Ice Hockey

Ice Hockey Participation Rates and Demographics

Ice hockey is a team sport played in over 80 countries by more than an estimated six million people. While ice hockey is played around the world, the largest and most significant markets for ice hockey are Canada, the United States and a number of European countries, including the Nordic countries (principally, Sweden and Finland), Central European countries (principally, the Czech Republic, Germany, Switzerland, Austria and Slovakia) and Eastern European countries (principally, Russia).

Global registered hockey participation has grown, on average, 2% annually over the last eight years, and according to a 2014 report by the Sports and Fitness Industry Association ("SFIA"), ice hockey participation in the United States experienced a 5.1% average annual increase from 2008 to 2013. We believe that the global industry is currently growing at an annual rate in the low-to-mid single digits. Growth rates in Eastern European countries (principally, Russia) and women’s hockey have exceeded that of the global average.

Ice Hockey Equipment and Related Apparel Industry

The global ice hockey equipment and related apparel industry has significant barriers to entry and is stable in certain regions and growing in others, such as the United States, Eastern Europe and Russia. Ice hockey equipment and related apparel sales are driven primarily by global ice hockey participation rates (registered and unregistered). Other drivers of equipment sales include demand creation efforts, the introduction of innovative products, a shorter product replacement cycle, general macroeconomic conditions, and the level of consumer discretionary spending. Management estimates that the global ice hockey equipment market (which excludes related apparel, such as performance apparel, team jerseys and socks) totaled approximately $650 million in calendar 2013. Skates and sticks are the largest contributors to equipment sales, accounting for an estimated 60% of industry sales in calendar 2013, according to management estimates.

Management estimates that over 85% of the ice hockey equipment market is attributable to three major competitors: Bauer Hockey, Reebok (which owns both the REEBOK and CCM brands) and Easton Hockey (which utilizes the EASTON brand under a trademark license from the Company), each of whom offers consumers a full range of products (skates, sticks and full protective equipment). The remaining equipment market is highly fragmented among many smaller equipment manufacturers offering specific products, catering to niche segments within the broader market. These competitors include, but are not limited to, WARRIOR, GRAF, VAUGHN, and SHER-WOOD/TPS.

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The following table shows our estimated ranking of the three major competitors referenced above, in total and by major product category:

Company	Total Market	Skates	Sticks	Helmets	Protective	Goalie
BAUER	#1	#1	#1	#1	#1	#2
Reebok/CCM	#2	#2	#2	#2	#2	#1
Easton Hockey	#3	#3	#3	#3	#3	n/a

Management estimates that the global ice hockey-related apparel market for calendar 2013 (which includes such items as performance apparel, team jerseys and socks) was approximately $390 million in size, and is growing at an annual rate which we believe exceeds that of the ice hockey equipment market. Included in the ice hockey-related apparel market is licensed apparel, which represents approximately one-third of the market. The related apparel market is more fragmented than the equipment market and includes a variety of larger and smaller participants. We expect consolidation in this market to occur in the coming years, in a manner similar to what has occurred in the ice hockey equipment industry.

Roller Hockey

Roller Hockey Participation Rates and Demographics

Roller hockey is a team sport played principally in the United States, particularly in warmer regions such as California. According to a 2014 SFIA report, roller hockey participation in the United States experienced a 3.4% decrease from 2008 to 2013.

Roller Hockey Equipment and Related Apparel Industry

The roller hockey equipment and related apparel industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the wholesale roller hockey equipment market generated approximately $20 million in sales in calendar 2013. Through our Company's MISSION and BAUER brands, we hold the number one and two market share positions in the roller hockey equipment market, respectively, and have a substantial lead over our primary competitors, including Reebok, Tour and a few competitors in niche categories such as wheels and accessories.

Street Hockey

Street Hockey Participation Rates and Demographics

Street hockey is a team sport played throughout the world, primarily in the largest ice hockey markets. According to management estimates and industry sources, there are approximately 93,000 registered players in Canada, approximately 48,000 registered players in the United States, and approximately 50,000 registered players in the rest of the world. Youth players represent approximately 50% of the registered participants. Management believes that registered participation represents only a small portion of the overall consumer base for street hockey products and that unregistered participants far exceed the registered participants.

Street Hockey Equipment Industry

The street hockey equipment industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the wholesale street hockey equipment market generated approximately $25 million in sales in calendar 2013. The Company has not yet entered the street hockey market but intends to do so in the fourth quarter of Fiscal 2015.

Baseball and Softball

Baseball and Softball Participation Rates and Demographics

Baseball and softball are team sports played principally in the United States, Japan, certain other Asian countries (such as South Korea) and Latin America. Global baseball/softball participation is estimated to be approximately 65 million, according to the World Baseball Softball Confederation (“WBSC”). Baseball is experiencing growth in participation globally and remains one of the most popular team sports by participation in the United States, second only to basketball, according to SFIA. A 2014 SFIA report found that baseball/softball participation in the United States experienced a 3.7% average annual decrease from 2008 to

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2013. While participation for baseball and slow-pitch softball in the United States has declined in recent years, the market continues to grow as innovation, particularly in bats, has driven rising prices.

Baseball and Softball Equipment and Related Apparel Industry

Management estimates that in calendar 2013, the North American and global baseball and softball equipment and related apparel (excluding uniforms) wholesale markets were approximately $600 million and $1 billion in size, respectively, one-third of which is attributable to bat sales. Management estimates that the global wholesale baseball/softball-related apparel market for 2013 (which includes uniforms) was approximately $300 million in size. With 65 million participants globally we believe the enthusiast base in these sports will experience continued growth, driven by increasing popularity of travel ball, club baseball and softball, and more frequent play.

The baseball and softball equipment market is fragmented and is currently led by five major players: our EASTON brand, Hillerich & Bradsby-owned LOUISVILLE SLUGGER, Jarden-owned Rawlings Sporting Goods, Amer Sports-owned Wilson Sporting Goods and Mizuno Corp. Similar to our Easton baseball and softball business ("Easton Baseball/Softball"), our major competitors offer a full line of baseball and softball products and varying degrees of related apparel. In total, we compete with over a dozen brands in the baseball and softball equipment market including, in addition to those above, Amer Sports-owned DEMARINI, MARUCCI, Jarden-owned MIKEN and WORTH, and NOKONA, ZETT and SSK. Amer Sports announced it intends to acquire the LOUISVILLE SLUGGER business from Hillerich & Bradsby. The transaction is expected to close in June 2015.

The following table shows our estimated ranking in North America of the five major competitors referenced above, in total and by major product category:

Company	Total Market	Bats	Batting Helmets	Catcher Protective	Equipment Bags	Batting Gloves	Apparel	Accessories	Ball Gloves
Easton	#1	#1	#1	#1	#1	#3	#2	#3	#6
Rawlings	#3	#3	#2	#2	#5	n/a	#1	#5	#1
Mizuno	#4	n/a	#3	#3	n/a	#4	#3	n/a	#2
Hillerich & Bradsby	#5	#4	n/a	n/a	#4	n/a	n/a	n/a	#4
Wilson	#2	#2	n/a	#4	#3	#5	#7	n/a	#3

Lacrosse

Lacrosse Participation Rates and Demographics

Lacrosse is a team sport played principally in the United States and Canada. According to U.S. Lacrosse, lacrosse has been one of the fastest growing team sports in the United States, with participation growing at 10.8% from 2008 to 2013 on an average annual basis, with over 750,000 registered players in the United States in calendar 2013. In Canada, we estimate that there are currently 150,000 participants. The drivers of this growth include: (i) the establishment and popularity of the National Lacrosse League ("NLL") and Major League Lacrosse ("MLL"), (ii) the rapid expansion of high school and youth programs, (iii) emerging growth outside of key lacrosse markets in the Mid-Atlantic and Northeastern United States, (iv) enhanced funding and popularity of the NCAA lacrosse programs, and (v) increased visibility of the sport in media and advertising.

Approximately 93% of lacrosse participants in the United States are under the age of 20, with 54% of participants in the youth (15 and under) category and 39% of participants in the high school category. Similar to ice hockey, the high representation of youth in the sport provides the industry with a more frequent product replacement cycle as players outgrow their equipment.

Lacrosse Equipment and Related Apparel Industry

Management estimates that in calendar 2013, the United States lacrosse equipment wholesale market was approximately $110 million in size while the Canadian market was estimated to be approximately $10 million in size. Management estimates that the lacrosse market will continue to grow in the range of high single digits to low double digits for the next several years. The lacrosse equipment market is made up of four primary equipment categories: sticks (shafts and heads), gloves, helmets and protective equipment. Representing approximately 35% of calendar 2013 industry-wide United States sales, sticks currently make up the largest segment of the lacrosse equipment market. Helmets currently make up approximately 25% of calendar 2013 industry-

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wide United States sales. Management estimates that the lacrosse apparel market in North America for calendar 2013 was approximately $30 million in size.

The North American lacrosse equipment and related apparel market is a high growth, emerging sports equipment market underpinned by strong growth in participation rates. The lacrosse equipment market is currently led by six major brands: New Balance-owned WARRIOR and BRINE, our MAVERIK and CASCADE brands, STX, and Jarden-owned DEBEER (women’s only). The Company’s three major competitors all offer full lines of lacrosse equipment products, while Cascade’s product offering is primarily focused on helmets.

Team and Other Apparel

Team apparel and uniforms make up a large and growing market characterized by high fragmentation and competition, which provides significant competitive advantages to companies that can offer one-stop shopping for high quality products and a unified look (equipment and apparel) under authentic brands. Most of our major competitors in the sports markets that we address offer related apparel to varying degrees but since the Inaria Acquisition, we are able to offer teams, associations and clubs one-stop access for our high performing equipment and all segments of apparel: team, performance and lifestyle.

We currently offer all segments of apparel under the BAUER brand in hockey. We have launched MAVERIK-branded uniforms in lacrosse and will be looking to expand our apparel presence in lacrosse in the future. We expect to expand our apparel presence in baseball/softball using the strength of the EASTON and COMBAT brands to grow this category in the future.

We participate in the soccer uniform market through our INARIA brand, which offers a wide variety of soccer apparel, including uniforms, as well as related accessories. As the most popular and widely played sport in the world, global soccer participation is estimated to be approximately 265 million, according to the Fédération Internationale de Football Association (“FIFA”). In 2011, similar reports estimated that there were nearly one million registered soccer players in Canada and more than 4.5 million registered players in the United States. A 2014 SFIA report found soccer (indoor and outdoor) participation in the United States to be relatively flat on an average annual basis over the last five years. The Canadian and United States soccer uniform market is estimated to be in excess of $300 million, including both registered and recreational players.

RECENT EVENTS

Joan Dea Appointed to Board of Directors

On February 4, 2015, PSG appointed Joan Dea to the Company’s Board of Directors. Dea brings a wealth of strategic experience to PSG, including more than 20 years of experience in the consumer retail and financial services sectors. Most recently, Dea served as Executive Vice President, Head of Strategic Management and Corporate Marketing for BMO Financial Group ("BMO"). Prior to joining BMO, Dea held multiple positions with The Boston Consulting Group ("BCG"), where she advised Fortune 500 companies on issues of global competitiveness, leadership and performance in North America, Asia and Europe. She became a partner and director at BCG in 1994, was a leader in the Consumer Goods and Retail Practice, and founded the firm’s Canadian Financial Services practice. Dea also currently serves on the board of directors of Charles Schwab Bank, Torstar Corporation and Cineplex Entertainment.

In connection with Dea's appointment, Chris Anderson resigned from the Board of Directors. Anderson was a director since 2008 and played a key role in the Company’s purchase of Bauer Hockey from Nike.

Todd Harman Appointed Executive Vice President, Baseball/Softball

On March 23, 2015 the Company announced the appointment of Todd Harman to Executive Vice President, Baseball/Softball. Harman, who brings more than 20 years of experience in the sporting goods industry, now leads all aspects of the Easton Baseball/Softball business. Harman was most recently President of Cleveland Golf, USA and had held various positions of increasing responsibility during his 18-year career with Rogers Cleveland Golf Company. Harman held the positions of President of Cleveland Golf Europe, Vice President of Marketing and New Business, and Director of Product Marketing after beginning his tenure with Rogers Cleveland Golf Company as Product Manager. A graduate of California State University, Long Beach, Harman was an avid baseball player, playing competitive baseball throughout his childhood and high school.

Harman replaces Cliff Hall who led the integration of Easton Baseball/Softball with PSG.

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Loss of Foreign Private Issuer Status

In connection with the U.S. IPO and listing of the Company's securities on the New York Stock Exchange, the Company was required to register its securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This registration subjected the Company to ongoing reporting requirements under the Exchange Act. Under the multijurisdictional disclosure system (“MJDS”), Canadian issuers that meet the definition of “foreign private issuer” under the rules of the United States Securities and Exchange Commission (the “SEC”) are permitted to use Canadian disclosure documents to largely satisfy their reporting requirements with the SEC. The Company satisfied the requirements for “foreign private issuer” status until November 30, 2014, at which time the Company determined that more than 50% of its outstanding voting securities were held of record either directly or indirectly by residents of the United States.

As a result of the Company ceasing to qualify as a “foreign private issuer,” the Company will need to comply with the U. S. domestic issuer reporting regime under the Exchange Act effective as of June 1, 2015 (the first day of its 2016 fiscal year). As a U.S. domestic issuer, the Company will be required to file an annual report on Form 10-K covering Fiscal 2015. The Company will also, as of June 1, 2015, be required to file quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act and to comply with the SEC proxy rules under Section 14 of the Exchange Act and file an associated proxy statement for its Fiscal 2015 annual general meeting.

U.S. domestic issuers are required to prepare their financial statements that are included in SEC filings in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and report in U.S. dollars. Accordingly, the Company’s annual report on Form 10-K must contain audited annual financial statements prepared in accordance with U.S. GAAP covering the fiscal year (and must recast prior financial statements and selected financial data from IFRS into U.S. GAAP for all periods required to be presented in the financial statements).

Compliance with the additional disclosure and timing requirements under these U.S. securities laws and NYSE rules is anticipated to increase certain compliance and administrative expenses, including the incurrence of certain one-time related transition expenses. The Company’s management is devoting significant time and resources to comply with new regulatory requirements and is currently evaluating the impact on its financial statements of the conversion to U.S. GAAP. See "Risk Factors".

Virginia Tech Unveils STAR Rating System for Hockey

Virginia Tech University unveiled its STAR Rating System for hockey helmets, which assigns all commercially available hockey helmets with a star ranking based solely on its own independent studies. Each helmet is given a rating between one and five stars, or not recommended (below one star). This is a similar initiative to Virginia Tech’s football STAR rankings, which it launched in 2011.

The initial study examined 32 helmets with one helmet receiving three stars. Six helmets earned two-star ratings, 16 helmets were rated one-star and nine were not recommended. Bauer Hockey had two two-star-rated helmets, five one-star-rated helmets, and three helmets were not recommended. Mission Hockey had two helmets rated one-star.

Bauer Hockey issued a statement regarding the study, responding that it spends more than $20 million annually on R&D and has a group of nearly 100 engineers, designers and developers working closely with medical experts, universities and researchers on product development.

Bauer Hockey will review the methodology and findings of Virginia Tech’s STAR Rating System for hockey helmets to determine whether and how this new information can be incorporated into the design and manufacture of our hockey helmets in the future. It is helpful to note that in Virginia Tech’s hockey helmet study, the only helmet to receive a five-star rating was a football helmet, which provides a reference for the benchmark for attaining their highest ranking.

FINANCIAL PERFORMANCE

Key Performance Indicators

Key performance indicators which we use to manage our business and evaluate our financial results and operating performance include revenues, gross profit, selling, general and administrative (“SG&A”) expenses, research and development (“R&D”) expenses, net income, diluted earnings per share, Adjusted Gross Profit, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period results on a reported and constant dollar basis. Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA and

Performance Sports Group Ltd. Q3 Fiscal 2015	9

Adjusted Gross Profit are non-IFRS measures that we use to assess the operating performance of the business. See the “Non-IFRS Financial Measures” section for the definition and reconciliation of Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA and Adjusted Gross Profit used and presented by the Company to the most directly comparable IFRS measures.

Factors Affecting our Performance

Seasonality

Our business demonstrates substantial seasonality, although this seasonality has been reduced as a result of the acquisition of Easton Baseball/Softball and the assets formerly used in Easton-Bell Sports, Inc.’s lacrosse business (the “Easton Baseball/Softball Acquisition”) from Easton-Bell Sports, Inc. (now named BRG Sports, Inc.).

Generally, our highest sales volumes for hockey occur during the first quarter of our fiscal year. Our next highest sales volumes for hockey occur during the second quarter of our fiscal year. Our lowest sales volumes for hockey occur during the third quarter of our fiscal year. In ice hockey, we have three sub-brands of products — VAPOR, SUPREME and NEXUS. In certain fiscal years, we launch new products under more than one sub-brand. The launch timing of our products may change in future periods.

In baseball/softball, our highest sales volumes for EASTON and COMBAT products occur in the third and fourth fiscal quarters. The seasonality of our baseball/softball businesses will substantially reduce the seasonality of our overall business as compared to prior to the Easton Baseball/Softball Acquisition.

In lacrosse, our highest sales volumes for MAVERIK and CASCADE products occur in the second and third fiscal quarters.

The shipment of INARIA soccer products occurs substantially in the first and fourth fiscal quarters. We expect our team apparel revenues, including uniforms for ice hockey, roller hockey, lacrosse and other team sports, to align with the underlying sports’ selling seasons as we expand our team apparel offering.

Revenues

We generate revenues from the sale of performance sports equipment and related apparel and accessories. We offer various cooperative marketing incentive programs to assist our sales channels with the marketing and selling of our products. These costs are recorded as a reduction of revenues.

Our current sales channels include (i) retailers in North America and the Nordic countries, (ii) distributors throughout the rest of the world (principally, Western Europe, Eastern Europe, and Russia), and (iii) direct sales to teams. Based on the regional mix, our revenues are generated in multiple currencies. For revenues, we are exposed to fluctuations of the U.S. dollar against the Canadian dollar, the euro, the Swedish krona, Norwegian krona and Danish krona.

The following table highlights revenues for the periods indicated:

	Three Months Ended		Period Over Period Growth Rate	Nine Months Ended		Period Over Period Growth Rate
(millions of U.S. dollars,	February 28,			February 28,
except for percentages)	2015	2014		2015	2014
		(1)	(2)		(1)	(3)
Revenues
North America	$123.5	$49.9	147.5%	$417.3	$250.6	66.5%
Rest of world	14.2	12.3	15.4%	89.8	82.7	8.6%
Total Revenues	$137.7	$62.2	121.4%	$507.1	$333.3	52.1%

(1)The three and nine month periods ended February 28, 2014 did not include Easton Baseball/Softball.
(2)Three month period ended February 28, 2015 vs. three month period ended February 28, 2014.
(3)Nine month period ended February 28, 2015 vs. nine month period ended February 28, 2014.

Cost of Goods Sold

Our cost of goods sold is comprised primarily of: (i) the cost of finished goods, materials and components purchased from our suppliers, manufacturing labour and overhead costs in our manufacturing facilities; (ii) inventory provisions and write-offs; and

Performance Sports Group Ltd. Q3 Fiscal 2015	10

(iii) warranty costs and supply chain-related costs, such as freight and tariff costs and warehousing. Our warranty costs result from a general warranty policy providing coverage against manufacturing defects. Warranties range from 30 days to one year from the date sold to the consumer, depending on the type of product. Our warranty costs are primarily driven by sales of composite ice hockey sticks and baseball bats. Amortization associated with certain acquired intangible assets, such as purchased technology and customer relationships, is also included in cost of goods sold. We also include charges to cost of goods sold resulting from the fair market value adjustment to inventory associated with certain acquired inventories.

We source the majority of our products in China and Thailand and agree to buy such products in U.S. dollars. Therefore, our cost of goods sold is impacted by the fluctuations of the Chinese renminbi and the Thai baht against the U.S. dollar and the fluctuation of the U.S. dollar against other Asian currencies, such as the Taiwanese new dollar. We do not currently hedge our exposure to fluctuations in the value of the Chinese renminbi and the Thai baht and other Asian currencies to the U.S. dollar. Instead, we enter into supplier agreements ranging from six to twelve months with respect to the U.S. dollar cost of our Asian-sourced finished goods. See also “Outlook” section.

As the Company generates significant revenues in Canadian dollars, yet purchases the majority of its inventory in U.S. dollars, we use foreign currency forward contracts to hedge part of our exposure to fluctuations in the value of the U.S. dollar against the Canadian dollar. The resulting realized gain/loss on derivatives is reported in Finance Costs/Income and is an economic offset to the cost of goods sold recorded in Gross Profit.

Selling, General and Administrative Expenses

Our SG&A expenses consist primarily of costs relating to our sales and marketing activities, including salaries, commissions and related personnel costs, customer order management and support activities, advertising, trade shows, and other promotional activities. Our marketing expenses include promotional costs for launching new products, advertising, and athlete endorsement costs. Our administrative expenses consist of costs relating to information systems, legal and finance functions, professional fees, insurance, and other corporate expenses. We also include share-based payment expense, costs related to share offerings, and acquisition costs, including rebranding and integration costs, in SG&A expenses. We expect our SG&A expenses to increase as a result of the Easton Baseball/Softball Acquisition and as we continue to grow our business, but we expect these expenses as a percentage of revenues to remain similar to our historical range.

Research and Development Expenses

R&D expenses consist primarily of salaries and related consulting expenses for technical personnel, contracts with leading research facilities, as well as materials and consumables used in product development. To date, no development costs have been capitalized. We incur most of our R&D expenses in Canada and are eligible to receive Scientific Research and Experimental Development investment tax credits for certain eligible expenditures. R&D expenses are net of investment tax credits. We currently expect our R&D expenses to grow as a result of the Easton Baseball/Softball Acquisition and as we focus on enhancing and expanding our product lines.

Finance Costs/Income

Finance costs consist of interest expense, fair value losses on financial assets, impairment losses recognized on financial assets (other than trade receivables), losses on derivative instruments, and losses related to foreign exchange revaluation on recorded assets and liabilities.

Finance income consists of interest income on bank balances and past due customer accounts, fair value gains on financial assets, gains on derivative instruments, and gains related to foreign exchange revaluation on recorded assets and liabilities.

Interest expense is derived from the financing activities of the Company. In the first, second and third quarters of Fiscal 2014, the Company's former credit facilities consisted of a $130.0 million Amended Term Loan, denominated in both Canadian dollars and U.S. dollars and a $145.0 million Amended Revolving Loan, denominated in both Canadian dollars and U.S. dollars, the availability of which was subject to meeting certain borrowing base requirements. In the first, second and third quarters of Fiscal 2015, the Credit Facilities consist of a $450 million New Term Loan, denominated in U.S. dollars, of which approximately $119.5 million was repaid from the net proceeds of the Company’s initial public offering in the United States and public offering in Canada (“U.S. IPO”) of 8,161,291 common shares (including the exercise in full of the over-allotment option) at a price to the public of $15.50 per share, completed on June 25, 2014, and a $200 million New ABL Facility, denominated in both Canadian dollars and U.S. dollars, the availability of which is subject to meeting certain borrowing base requirements. Please see the “Indebtedness” section for a more detailed discussion of the Credit Facilities.

Performance Sports Group Ltd. Q3 Fiscal 2015	11

Interest income primarily reflects interest charged to our customers on past due receivable balances.

The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates and interest rates, and uses derivatives to attempt to manage financial exposures that occur during the normal course of business. The Company’s hedging strategy can employ foreign exchange swaps, interest rate contracts, and foreign currency forwards as economic hedges, which are recorded on the consolidated statements of financial position at fair value. The Company primarily uses foreign currency forward contracts to hedge the effect of changes in currency exchange rates on its product costs (see “Financial Performance - Factors Affecting Our Performance - Cost of Goods Sold”). The resulting realized gain/loss on derivatives reported in finance costs/income are an economic offset to the cost of goods sold that are recorded in the Company's Gross Profit. The Company has not elected hedge accounting; therefore, the changes in the fair value of these derivatives are recognized as unrealized gains and losses through profit or loss each reporting period.

The Company’s reporting currency is the U.S. dollar. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income (loss) in equity. Transaction gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance costs/income in the period in which they occur. Balances on the statements of financial position are converted at the month-end foreign exchange rates or at historical exchange rates, and all profit and loss transactions are recognized at monthly average rates.

The majority of our transactions are processed in Canadian dollars, euros, Swedish kronas and U.S. dollars.

Impact of Foreign Exchange

In this MD&A, we provide the impact of foreign exchange on our various financial measures. These amounts reflect the impact of translating the current period results at the monthly foreign exchange rates of the prior year period, and the effect of changes in the value of the Canadian dollar against the U.S. dollar on our cost of goods purchased for sale outside of the United States including the related realized gains/losses on derivatives described above. The reported foreign exchange impact does not include the impact of fluctuations in Asian currencies against the U.S. dollar and their related effect on our Asian-sourced finished goods, or the gains/losses generated from revaluing non-functional currency assets and liabilities. See Factors Affecting Our Performance - Cost of Goods Sold and Finance Costs/Income for more detailed descriptions of these foreign exchange impacts.

The following table summarizes the change in the reported U.S. dollars versus constant currency U.S. dollars for the three and nine month periods ended February 28, 2015:

	Three Months Ended			Nine Months Ended
(millions of U.S. dollars)	February 28, 2015			February 28, 2015
	Reported	Constant Currency	Impact of Foreign Exchange	Reported	Constant Currency	Impact of Foreign Exchange
Revenues	$137.7	$141.3	($3.6)	$507.1	$519.1	($12.0)
Gross profit	$42.3	$46.7	($4.4)	$162.1	$174.6	($12.5)
Selling, general & administrative	$33.7	$34.6	($0.9)	$109.0	$111.1	($2.1)
Research & development	$6.1	$6.3	($0.2)	$18.0	$18.5	($0.5)
Net income (loss)	($11.5)	($8.3)	($3.2)	$0.8	$7.0	($6.2)
Adjusted EBITDA (1)	$14.4	$17.5	($3.1)	$78.5	$87.8	($9.3)

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

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The following table summarizes the average of the monthly exchange rates used to translate profit or loss transactions for the periods indicated, as reported by the Wall Street Journal:

	Three Months Ended			Nine Months Ended
	February 28,			February 28,
	2015	2014	% Change	2015	2014	% Change
CAD / USD	1.157	1.063	(8.8)%	1.114	1.044	(6.7)%
EUR / USD	0.818	0.734	(11.4)%	0.773	0.748	(3.3)%
SEK / USD	7.655	6.520	(17.4)%	7.128	6.535	(9.1)%

Income Taxes

The Company is subject to cash taxes in the United States, Canada and Europe for federal, state, and provincial income taxes, as applicable. The Company utilizes its tax loss carry forwards, tax credits and other tax assets, as available, to offset its taxable income.

Performance Sports Group Ltd. Q3 Fiscal 2015	13

Results of Operations

The selected consolidated financial information set out below for the three and nine month periods ended February 28, 2015 and February 28, 2014 has been derived from our unaudited condensed consolidated interim financial statements and related notes.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except for	February 28,	February 28,	February 28,	February 28,
percentages and per share amounts)	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$137.7	$62.2	$507.1	$333.3
Cost of goods sold	95.4	43.4	345.0	216.8
Gross profit	$42.3	$18.8	$162.1	$116.5
Operating expenses:
Selling, general & administrative	33.7	24.5	109.0	77.8
Research & development	6.1	4.7	18.0	13.1
Operating income (loss)	$2.5	($10.4)	$35.1	$25.6
Finance costs (income)	16.5	(3.4)	31.0	(2.7)
Other expense (income)	—	0.1	—	0.1
Income tax expense (benefit)	(2.5)	(2.2)	3.3	8.4
Net income (loss)	($11.5)	($4.9)	$0.8	$19.8

Basic earnings (loss) per share	($0.26)	($0.14)	$0.02	$0.56
Diluted earnings (loss) per share	($0.26)	($0.14)	$0.02	$0.53

Adjusted Gross Profit (1)	$46.3	$19.8	$181.9	$120.9
Adjusted EBITDA (1)	$14.4	($3.0)	$78.5	$47.7
Adjusted Net Income (Loss) (1)	$6.2	($4.2)	$40.0	$26.5
Adjusted EPS (1)	$0.13	($0.11)	$0.87	$0.71

Total assets	$858.3	$391.8	$858.3	$391.8
Total long‑term liabilities	$327.0	$129.2	$327.0	$129.2

As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	69.3%	69.8%	68.0%	65.0%
Gross profit	30.7%	30.2%	32.0%	35.0%
Operating expenses:
Selling, general & administrative	24.5%	39.4%	21.5%	23.3%
Research & development	4.4%	7.6%	3.6%	3.9%
Operating income (loss)	1.8%	(16.7)%	6.9%	7.7%
Finance costs (income)	12.0%	(5.5)%	6.1%	(0.8)%
Other expense (income)	0.0%	0.2%	0.0%	0.0%
Income tax expense (benefit)	(1.8)%	(3.5)%	0.7%	2.5%
Net income (loss)	(8.4)%	(7.9)%	0.2%	5.9%

Adjusted Gross Profit (1)	33.6%	31.8%	35.9%	36.3%
Adjusted EBITDA (1)	10.5%	(4.8)%	15.5%	14.3%
Adjusted Net Income (Loss) (1)	4.5%	(6.8)%	7.9%	8.0%

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

Performance Sports Group Ltd. Q3 Fiscal 2015	14

Three months ended February 28, 2015 compared to three months ended February 28, 2014

Revenues

Revenues in the three month period ended February 28, 2015 increased by $75.5 million, or 121.5%, to $137.7 million due to the addition of $69.5 million of Easton Baseball/Softball revenues, 9.3% growth in hockey revenues and 18.7% growth in lacrosse revenues. Overall revenues in North America grew by 147.5%, primarily as a result of the Easton Baseball/Softball Acquisition, and increased by 15.4% in the rest of the world.

Excluding the impact of foreign exchange, revenues increased by 127.3%, and excluding the impact of foreign exchange and the impact of the Easton Baseball/Softball Acquisition, revenues increased by 15.5%. The translation impact of foreign exchange in the three month period ended February 28, 2015 decreased our reported revenues by $3.6 million compared to the prior year.

For further detail on our revenues, please refer to the “Segment Results” section.

Gross Profit

Gross profit in the three month period ended February 28, 2015 increased by $23.4 million, or 124.2%, to $42.3 million driven by higher revenues, partially offset by higher purchase accounting related amortization related to the Easton Baseball/Softball Acquisition, costs related to the lacrosse helmet decertification, and an unfavorable impact from foreign exchange.

As a percentage of revenues, gross profit increased to 30.7% for the three month period ended February 28, 2015 from 30.2% for the three month period ended February 28, 2014 driven by the addition of Easton Baseball/Softball (including the aforementioned purchase accounting related amortization), partially offset by an unfavourable impact from foreign exchange and costs related to the lacrosse helmet decertification. The impact of foreign exchange in the three month period ended February 28, 2015 decreased gross profit by $4.4 million compared to the prior year. See “Financial Performance - Factors Affecting our Performance - Cost of Goods Sold” and the “Outlook” section of the MD&A for more detail on our product costs.

Adjusted Gross Profit

Adjusted Gross Profit in the three month period ended February 28, 2015 increased by $26.5 million, or 133.8%, to $46.3 million. Adjusted Gross Profit as a percentage of revenues increased to 33.6% for the three month period ended February 28, 2015 from 31.8% for the three month period ended February 28, 2014 driven by the factors described above, except for the purchase accounting impacts and lacrosse helmet decertification costs which are removed from Adjusted Gross Profit. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the “Non-IFRS Financial Measures” section.

Selling, General and Administrative Expenses

SG&A expenses in the three month period ended February 28, 2015 increased by $9.1 million, or 37.3%, to $33.7 million, due to the addition of Easton Baseball/Softball, higher share-based payment expense, higher sales and marketing costs in our Hockey segment, and an increase in public company expenses. Excluding the impact of acquisition-related costs, costs related to share offerings, share-based payment expense, and costs related to the lacrosse helmet decertification, our SG&A expenses increased by $8.5 million, or 41.9%, to $29.0 million driven by the addition of Easton Baseball/Softball SG&A, higher sales and marketing costs in our Hockey segment, and an increase in public company expenses.

As a percentage of revenues, our SG&A expenses (including acquisition-related charges, costs related to share offerings, share-based payment expense, and costs related to the lacrosse helmet decertification) decreased to 24.5% for the three month period ended February 28, 2015 from 39.4% of revenues for the three month period ended February 28, 2014. Excluding acquisition-related charges, costs related to share offerings, share-based payment expense, and costs related to the lacrosse helmet decertification, SG&A expenses as a percentage of revenue decreased to 21.0% for the three month period ended February 28, 2015 from 32.8% of revenues for the three month period ended February 28, 2014. The translation impact of foreign exchange for the three month period ended February 28, 2015 decreased our reported SG&A expenses by $0.9 million compared to prior year.

Research and Development Expenses

R&D expenses in the three month period ended February 28, 2015 increased by $1.3 million, or 27.9% to $6.1 million, due to the addition of Easton Baseball/Softball and our continued focus on product development efforts. As a percentage of revenues,

Performance Sports Group Ltd. Q3 Fiscal 2015	15

our R&D expenses decreased to 4.4% for the three month period ended February 28, 2015 compared to 7.6% for the three month period ended February 28, 2014. The translation impact of foreign exchange for the three month period ended February 28, 2015 decreased reported R&D expenses by $0.2 million compared to prior year.

Adjusted EBITDA

Adjusted EBITDA in the three month period ended February 28, 2015 increased by $17.4 million, or 580.0%, to $14.4 million from a loss of $3.0 million due to higher Adjusted Gross Profit and a favorable change in the realized gain on derivatives, which are included in finance income, partially offset by higher R&D and SG&A expenses. As a percentage of revenues, Adjusted EBITDA increased to 10.5% for the three month period ended February 28, 2015 from a negative 4.8% for the three month period ended February 28, 2014 primarily due to the addition of Easton Baseball/Softball, the impact of which was partially offset by the unfavourable impact of foreign exchange. The impact of foreign exchange for the three month period ended February 28, 2015 decreased Adjusted EBITDA by $3.1 million compared to prior year. Please see the Adjusted EBITDA table for the reconciliation of net income to Adjusted EBITDA in the “Non-IFRS Financial Measures” section.

Finance Costs/Income

Finance costs in the three month period ended February 28, 2015 increased by $19.9 million from $3.4 million to $16.5 million due to an unfavourable change in the unrealized foreign exchange (gains)/losses of $14.9 million, higher interest expense of $3.1 million driven by the new debt issued to fund the Easton Baseball/Softball Acquisition, and an unfavourable change in the unrealized (gain)/loss on derivatives of $2.2 million. These items were partially offset by a favorable change in the realized gain on derivatives of $0.4 million.

Income Taxes

Income tax benefit for the three month period ended February 28, 2015 increased by $0.3 million to $2.5 million, from $2.2 million the three month period ended February 28, 2014. Current tax benefit for the period was $3.1 million and deferred tax expense was $0.6 million. The Company’s effective tax rate was 17.7% compared to 31.1% for the same period in the prior year. The change in the quarterly effective tax rate was due to the non-recognition of tax benefits from unrealized losses on capital items in the current year quarter, partially offset by the tax benefits derived from the financing of the Easton Baseball/Softball Acquisition.

Net Loss

Net loss in the three month period ended February 28, 2015 increased by $6.6 million, or 135.1%, to $11.5 million from net loss of $4.9 million in the three month period ended February 28, 2014 driven by the operating results described above in the Adjusted EBITDA section, which were more than offset by an unfavourable change in the foreign exchange (gain)/loss, higher interest expense, higher purchase accounting related amortization related to the Easton Baseball/Softball Acquisition, an unfavorable change in the unrealized (gain)/loss on derivatives, and costs related to the lacrosse helmet decertification. The impact of foreign exchange for the three month period ended February 28, 2015 decreased our net income by $3.2 million compared to the prior year.

Adjusted Net Income (Loss)

Adjusted Net Income (Loss) in the three month period ended February 28, 2015 increased by $10.4 million, or 247.6%, to income of $6.2 million from a loss of $4.2 million in the three month period ended February 28, 2014 driven by the operating results reflected in the Adjusted EBITDA section which was partially offset by higher interest expense resulting from the Easton Baseball/Softball Acquisition and higher taxes. Adjusted Net Income/Loss removes unrealized foreign exchange gains/losses, acquisition-related charges, share-based payment expense, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table in “Non-IFRS Financial Measures” section for the reconciliation of net income (loss) to Adjusted Net Income/Loss and Adjusted EPS.

Nine months ended February 28, 2015 compared to nine months ended February 28, 2014

Revenues

Revenues in the nine month period ended February 28, 2015 increased by $173.9 million, or 52.1%, to $507.1 million due to the addition of $148.2 million of Easton Baseball/Softball revenues, 8.6% growth in hockey revenues, and 5.1% growth in Lacrosse.

Performance Sports Group Ltd. Q3 Fiscal 2015	16

Overall revenues in North America grew by 66.5%, primarily as a result of the Easton Baseball/Softball Acquisition, and increased by 8.6% in the rest of the world.

Excluding the impact of foreign exchange, revenues increased by 55.8%, and excluding the impact of foreign exchange and the impact of the Easton Baseball/Softball Acquisition, revenues increased by 11.3%. The translation impact of foreign exchange in the nine month period ended February 28, 2015 decreased our reported revenues by $12.0 million compared to the prior year.

For further detail on our revenues, please refer to the “Segment Results” section.

Gross Profit

Gross profit in the nine month period ended February 28, 2015 increased by $45.6 million, or 39.1%, to $162.1 million driven by higher revenues, partially offset by higher purchase accounting related amortization and non-cash charges to cost of goods sold resulting from the fair value adjustment of inventories related to the Easton Baseball/Softball Acquisition, costs related to the lacrosse helmet decertification, and an unfavorable impact from foreign exchange.

As a percentage of revenues, gross profit decreased to 32.0% for the nine month period ended February 28, 2015 from 35.0% in the nine month period ended February 28, 2014 driven by an unfavourable impact from foreign exchange partially offset by the addition of Easton Baseball/Softball (including the aforementioned purchase accounting related amortization and non-cash charges to cost of goods sold resulting from the fair value adjustment of inventories). The impact of foreign exchange in the nine month period ended February 28, 2015 decreased gross profit by $12.5 million compared to the prior year. See “Financial Performance - Factors Affecting our Performance - Cost of Goods Sold” and the “Outlook” section of the MD&A for more detail on our product costs.

Adjusted Gross Profit

Adjusted Gross Profit in the nine month period ended February 28, 2015 increased by $61.0 million, or 50.5%, to $181.9 million. Adjusted Gross Profit as a percentage of revenues decreased to 35.9% for the nine month period ended February 28, 2015 from 36.3% for the nine month period ended February 28, 2014 driven by the factors described above, except for the purchase accounting impacts, fair value adjustments to inventory and lacrosse helmet decertification costs which are removed from Adjusted Gross Profit. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the “Non-IFRS Financial Measures” section.

Selling, General and Administrative Expenses

SG&A expenses in the nine month period ended February 28, 2015 increased by $31.2 million, or 40.1%, to $109.0 million, due to the addition of Easton Baseball/Softball, higher share-based payment expense, higher sales and marketing costs, and costs related to the lacrosse helmet decertification. Excluding the impact of acquisition-related costs, costs related to share offerings, share-based payment expense, and costs related to the lacrosse helmet decertification, our SG&A expenses increased by $27.8 million, or 41.0%, to $95.5 million driven by the addition of Easton Baseball/Softball SG&A and higher sales and marketing costs in our Hockey segment, and an increase in public company expenses.

As a percentage of revenues, our SG&A expenses (including acquisition-related charges, costs related to share offerings, share-based payment expense, and costs related to the lacrosse helmet decertification) decreased to 21.5% for the nine month period ended February 28, 2015 from 23.3% of revenues for the nine month period ended February 28, 2014. Excluding acquisition-related charges, costs related to share offerings, share-based payment expense, and costs related to the lacrosse helmet decertification, SG&A expenses as a percentage of revenue decreased to 18.8% for the nine month period ended February 28, 2015 from 20.3% of revenues for the nine month period ended February 28, 2014. The translation impact of foreign exchange for the nine month period ended February 28, 2015 decreased our reported SG&A expenses by $2.1 million compared to prior year.

Research and Development Expenses

R&D expenses in the nine month period ended February 28, 2015 increased by $4.9 million, or 37.0%, to $18.0 million due to the addition of Easton Baseball/Softball and our continued focus on product development efforts. As a percentage of revenues, our R&D expenses decreased to 3.6% for the nine month period ended February 28, 2015 from 3.9% for the nine month period ended February 28, 2014. The translation impact of foreign exchange for the nine month period ended February 28, 2015 decreased our reported R&D expenses by $0.5 million compared to prior year.

Performance Sports Group Ltd. Q3 Fiscal 2015	17

Adjusted EBITDA

Adjusted EBITDA in the nine month period ended February 28, 2015 increased by $30.8 million, or 64.6%, to $78.5 million from $47.7 million due to higher Adjusted Gross Profit and a favourable change in the realized gain on derivatives, which are included in finance income, partially offset by higher R&D and SG&A expenses. As a percentage of revenues, Adjusted EBITDA increased to 15.5% for the nine month period ended February 28, 2015 from 14.3% for the nine month period ended February 28, 2014 primarily due to the addition of Easton Baseball/Softball, the impact of which was partially offset by the unfavourable impact of foreign exchange. The impact of foreign exchange for the nine month period ended February 28, 2015 decreased Adjusted EBITDA by $9.3 million compared to prior year. Please see the Adjusted EBITDA table for the reconciliation of net income to Adjusted EBITDA in the “Non-IFRS Financial Measures” section.

Finance Costs/Income

Finance costs in the nine month period ended February 28, 2015 increased by $33.7 million from $2.7 million to $31.0 million due to an unfavourable change in the foreign exchange (gains)/losses of $23.1 million, higher interest expense of $9.3 million driven by the new debt issued to fund the Easton Baseball/Softball Acquisition, and an unfavourable change in the unrealized (gain)/loss on derivatives of $2.5 million. These items were partially offset by a $1.2 million increase in the realized gain on derivatives.

Income Taxes

Income tax expense for the nine month period ended February 28, 2015 decreased by $5.1 million to $3.3 million from $8.4 million in the nine month period ended February 28, 2014. Current tax expense for the period was $2.0 million and deferred tax expense was $1.3 million. The Company’s effective tax rate was 80.6% compared to 29.8% for the same period in the prior year. The increase in the effective tax rate was due to a relatively low amount of income before income tax and the non-recognition of tax benefits from unrealized losses on capital items in the current year period, partially offset by the tax benefits derived from the financing of the Easton Baseball/Softball Acquisition.

Net Income

Net income in the nine month period ended February 28, 2015 decreased by $19.0 million, or 96.0%, to $0.8 million from net income of $19.8 million in the nine month period ended February 28, 2014 driven by the operating results described above in the Adjusted EBITDA section, which were more than offset by the unfavourable change in the foreign exchange (gain)/loss, higher purchase accounting related amortization and non-cash charges to cost of goods sold resulting from the fair value adjustment of inventories related to the Easton Baseball/Softball Acquisition, higher interest expense, higher share-based payment expense, an unfavourable change in the unrealized (gain)/loss on derivatives, and costs related to the lacrosse helmet decertification. The impact of foreign exchange for the nine month period ended February 28, 2015 decreased our net income by $6.2 million compared to the prior year.

Adjusted Net Income

Adjusted Net Income in the nine month period ended February 28, 2015, increased by $13.5 million, or 50.9%, to $40.0 million from $26.5 million in the nine month period ended February 28, 2014 driven by the operating results reflected in the Adjusted EBITDA section which were partially offset by higher interest expense resulting from the Easton Baseball/Softball Acquisition, an unfavourable impact from realized foreign exchange (gains) and losses, and higher taxes. Adjusted Net Income/Loss removes unrealized foreign exchange gains/losses, acquisition-related charges, share-based payment expense, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table in “Non-IFRS Financial Measures” section for the reconciliation of net income (loss) to Adjusted Net Income/Loss and Adjusted EPS.

Performance Sports Group Ltd. Q3 Fiscal 2015	18

The following table summarizes the unaudited quarterly financial results and major operating statistics for the Company for the last eight quarters:

(millions of U.S. dollars, except for percentages and per share amounts)
	February 28, 2015	November 30, 2014	August 31, 2014	May 31, 2014	February 28, 2014	November 30, 2013	August 31, 2013	May 31, 2013
Revenues	$137.7	$172.3	$197.1	$112.9	$62.2	$117.1	$154.0	$86.7
Cost of goods sold	95.4	116.4	133.2	75.1	43.4	79.1	94.3	52.9
Gross profit	$42.3	$55.9	$63.9	$37.8	$18.8	$38.0	$59.7	$33.8
Operating expenses:
Selling, general & administrative	33.7	39.3	36.1	27.4	24.5	27.3	26.0	23.4
Research & development	6.1	6.1	5.8	5.3	4.7	4.2	4.1	4.6
Operating income (loss)	$2.5	$10.5	$22.0	$5.1	($10.4)	$6.5	$29.6	$5.8
Finance costs (income)	16.5	7.9	6.6	5.6	(3.4)	1.5	(0.7)	0.6
Other expense (income)	—	—	—	0.2	0.1	—	—	(1.2)
Income tax expense (benefit)	(2.5)	1.6	4.1	(1.0)	(2.2)	1.6	9.0	0.3
Net income (loss)	($11.5)	$1.0	$11.3	$0.3	($4.9)	$3.4	$21.3	$6.1

Basic earnings (loss) per share	($0.26)	$0.02	$0.27	$0.01	($0.14)	$0.10	$0.61	$0.18
Diluted earnings (loss) per share	($0.26)	$0.02	$0.26	$0.01	($0.14)	$0.09	$0.57	$0.17

Adjusted Gross Profit (1)	$46.3	$62.2	$73.4	$43.8	$19.8	$39.6	$61.5	$35.9
Adjusted EBITDA (1)	$14.4	$24.2	$39.9	$21.3	($3.0)	$13.9	$36.9	$14.0
Adjusted Net Income (Loss) (1)	$6.2	$11.2	$22.6	$10.8	($4.2)	$7.5	$23.1	$9.7
Adjusted EPS (1)	$0.13	$0.24	$0.51	$0.29	($0.11)	$0.20	$0.63	$0.26

As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	69.3%	67.6%	67.6%	66.5%	69.8%	67.5%	61.2%	61.0%
Gross profit	30.7%	32.5%	32.4%	33.5%	30.2%	32.5%	38.8%	39.0%
Operating expenses:
Selling, general & administrative	24.5%	22.8%	18.3%	24.3%	39.4%	23.3%	16.9%	27.0%
Research & development	4.4%	3.5%	3.0%	4.7%	7.6%	3.6%	2.7%	5.3%
Operating income (loss)	1.8%	6.1%	11.2%	4.5%	(16.7)%	5.6%	19.2%	6.7%
Finance costs (income)	12.0%	4.6%	3.3%	5.0%	(5.5)%	1.3%	(0.5)%	0.7%
Other expense (income)	0.0%	0.0%	0.0%	0.2%	0.2%	0.0%	0.0%	(1.4)%
Income tax expense (benefit)	(1.8)%	0.9%	2.1%	(0.9)%	(3.5)%	1.4%	5.8%	0.3%
Net income (loss)	(8.4)%	0.6%	5.7%	0.3%	(7.9)%	2.9%	13.8%	7.0%

Adjusted Gross Profit (1)	33.6%	36.1%	37.2%	38.8%	31.8%	33.8%	39.9%	41.4%
Adjusted EBITDA (1)	10.5%	14.0%	20.2%	18.9%	(4.8)%	11.9%	24.0%	16.1%
Adjusted Net Income (Loss) (1)	4.5%	6.5%	11.5%	9.6%	(6.8)%	6.4%	15.0%	11.2%

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

Performance Sports Group Ltd. Q3 Fiscal 2015	19

SEGMENT RESULTS

Segmented operating results and other financial information for the three and nine month periods ended February 28, 2015 and February 28, 2014 is presented in the following table:

	Three Months Ended		% Change	% Change Excluding Currency Changes	Nine Months Ended		% Change	% Change Excluding Currency Changes
(millions of U.S. dollars,	February 28,				February 28,
except for percentages)	2015	2014			2015	2014
		(1)	(2)	(4)		(1)	(3)	(4)
Revenues:
Hockey	$53.9	$49.3	9.3%	16.1%	$327.7	$301.8	8.6%	12.4%
Baseball/Softball	71.9	2.9	> 100.0%	> 100.0%	153.5	6.7	> 100.0%	> 100.0%
Other Sports	11.9	10.0	19.0%	19.0%	25.9	24.8	4.4%	4.8%
Total Revenues	$137.7	$62.2	121.4%	127.2%	$507.1	$333.3	52.1%	55.8%
Segment EBITDA (5) (6):
Hockey	($4.0)	($3.2)	(25.0%)	78.3%	$47.9	$51.0	(6.1%)	12.6%
Baseball/Softball	18.9	(0.1)	> 100.0%	> 100.0%	34.1	(0.9)	> 100.0%	> 100.0%
Other Sports	2.1	1.9	10.5%	10.3%	2.2	2.3	(4.3%)	(9.6%)
Total Segment EBITDA (5) (6)	$17.0	($1.4)	> 100.0%	> 100.0%	$84.2	$52.4	60.7%	83.9%
% of Revenues:
Hockey	(7.4%)	(6.5%)	(0.9%)	5.3%	14.6%	16.9%	(2.3%)	0.0%
Baseball/Softball	26.3%	(3.4%)	29.7%	27.6%	22.2%	(13.4%)	35.6%	35.2%
Other Sports	17.6%	19.0%	(1.4%)	(1.3%)	8.5%	9.3%	(0.8%)	(1.3%)

(1)The three and nine month periods ended February 28, 2014 did not include Easton Baseball/Softball.
(2)Three month period ended February 28, 2015 vs. three month period ended February 28, 2014.
(3)Nine month period ended February 28, 2015 vs. nine month period ended February 28, 2014.

(4)
Represents the change in the reported U.S. dollars versus constant currency U.S. dollars. Results have been restated using actual exchange rates in use during the comparative period to enhance the visibility of the underlying business trends by excluding the impact of translation arising from foreign currency exchange rate fluctuations.

(5)Represents a non-IFRS measure.

(6)
Certain PSG functional platform costs are directly allocated to each operating segment based on usage or other relevant operational metrics. PSG's functional platform costs consist of expenses incurred by centrally-managed functions, including global information systems, finance and legal, distribution and logistics, sourcing and manufacturing, and other miscellaneous costs.

Three months ended February 28, 2015 compared to three months ended February 28, 2014

Hockey

Hockey revenues in the three month period ended February 28, 2015 increased by $4.6 million, or 9.3%, driven by higher sales of composite sticks as a result of the launch of the new VAPOR family of composite sticks, partially offset by lower sales in some ice hockey equipment categories as a result of the timing of customer orders being placed for earlier in the fiscal year and an unfavourable impact from foreign exchange. Excluding the unfavourable impact from foreign exchange, composite stick sales increased 92.0% driven by strong demand for the new VAPOR 1X family of sticks. Excluding the impact of foreign exchange, Hockey revenues increased 16.1%.

Hockey segment EBITDA in the three month period ended February 28, 2015 decreased by $0.8 million, or 25.0%, driven by the impact of foreign exchange which more than offset the impact of higher revenues in the quarter. Excluding the impact of foreign exchange, Hockey segment EBITDA increased $2.5 million or 78.3%.

Baseball/Softball

Baseball/Softball revenues in the three month period ended February 28, 2015 increased by $69.0 million, from $2.9 million to $71.9 million due to the addition of Easton Baseball/Softball.

Performance Sports Group Ltd. Q3 Fiscal 2015	20

Baseball/Softball segment EBITDA in the three month period ended February 28, 2015 increased by $19.0 million, or greater than 100%, due to the addition of Easton Baseball/Softball.

Other Sports

Revenues in our Other Sports segment in the three month period ended February 28, 2015 increased by $1.9 million, or 19.0%, to $11.9 million due to 18.7% growth in lacrosse sales driven by growth in all categories of MAVERIK lacrosse equipment and 11.0% growth in lacrosse helmets as a result of the resumption of shipments following the recertification of the CASCADE R helmet and all other current helmet models. Growth in MAVERIK lacrosse equipment was led by continued demand for the new line of heads and shafts, as well as strong growth in the new line of protective equipment and team gloves.

Other Sports segment EBITDA in the three month period ended February 28, 2015 increased by $0.2 million, or 10.5%, driven by the growth in lacrosse revenues, partially offset by lower gross margins in lacrosse due to higher inventory reserves and lower margins on lacrosse helmets as a result of changes required for the recertification of the CASCADE R helmet.

Nine months ended February 28, 2015 compared to nine months ended February 28, 2014

Hockey

Hockey revenues in the nine month period ended February 28, 2015 increased by $25.9 million, or 8.6%, driven by growth in most ice hockey equipment categories and strong growth in apparel, partially offset by an unfavourable impact from foreign exchange. Excluding the unfavourable impact from foreign exchange, the increase was driven by 26.0% growth in composite sticks, 8.9% growth in helmets, 5.1% growth in protective equipment, and 3.8% growth in skates. Hockey apparel revenues grew by 33.4% driven by strong growth in all apparel categories which includes performance apparel, uniforms, off-ice team apparel, lifestyle apparel and bags. Excluding the impact of foreign exchange, Hockey revenues increased 12.4%.

Hockey segment EBITDA in the nine month period ended February 28, 2015 decreased by $3.1 million, or 6.1%, driven by the impact of foreign exchange, lower gross margins as a result of growth in sticks and apparel which carry lower gross margins than other ice hockey equipment categories, and higher R&D and SG&A expenses, which more than offset the impact of higher revenues. Excluding the impact of foreign exchange, Hockey segment EBITDA increased 12.6%.

Baseball/Softball

Baseball/Softball revenues in the nine month period ended February 28, 2015 increased by $146.8 million, from $6.7 million to $153.5 million due to the addition of Easton Baseball/Softball.

Baseball/Softball segment EBITDA in the nine month period ended February 28, 2015 increased by $35.0 million, or greater than 100%, due to the addition of Easton Baseball/Softball.

Other Sports

Revenues in our Other Sports segment in the nine month period ended February 28, 2015 increased by $1.1 million, or 4.4%, to $25.9 million due to 5.1% growth in lacrosse sales driven by growth in all categories of MAVERIK lacrosse equipment and the addition of team uniforms, partially offset by a 6.1% decline in lacrosse helmet sales as a result of the NOCSAE decertification in November 2014. Growth in MAVERIK lacrosse equipment was led by strong demand for the new line of heads and shafts, as well as strong growth in the new line of protective equipment and team gloves.

Other Sports segment EBITDA in the nine month period ended February 28, 2015 decreased by $0.1 million, or 4.3%, driven by lower gross margins in our lacrosse business as a result of the decline in helmet sales; and higher sales, marketing and R&D expenses in both our lacrosse and soccer segments, which more than offset the impact of higher revenues.

For further detail on our operating segments, please refer to the notes to the unaudited condensed consolidated interim financial statements for the three and nine months ended February 28, 2015 and 2014.

OUTLOOK

Forward-looking statements are included in this MD&A, including this “Outlook” section. See "Caution Regarding Forward-Looking Statements" for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the risks

Performance Sports Group Ltd. Q3 Fiscal 2015	21

relating to the Company, refer to the “Risk Factors” section of this MD&A and the "Risk Factors" section of the Company's Annual Information Form dated August 27, 2014, available on the Company’s website at www.performancesportsgroup.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Our objective is to grow our revenues each year faster than the total market for each of our sports. Our visibility into our future revenues varies for each sport based on the factors described below. We believe that we are currently well positioned to deliver on this stated objective for Fiscal 2015.

Our Company's revenues are generated from: (i) booking orders, which are typically received several months in advance of the actual delivery date or range of delivery dates, (ii) repeat orders, which are for at-once delivery, and (iii) other orders. The seasonality of our business and the manner in which we solicit orders could create quarterly variations in the percentage of our revenues that are comprised of booking orders. Although our booking orders give us some visibility into our future financial performance, there may not be a direct relationship between our booking orders and our future financial performance given several factors, among which are: (i) the timing of order placement compared to historical patterns, (ii) our ability to service demand for our product, (iii) the willingness of our customers to commit to purchasing our product, and (iv) the actual sell-through of our products at retail driving changes in repeat orders. As a result, there can be no assurances that our booking orders will translate into realized sales. Historical disclosure regarding our hockey booking orders was intended to provide visibility into the demand for our products by our customers. We have limited visibility to orders other than booking orders. Booking orders for our upcoming hockey season, spanning our fourth and first fiscal quarters, met our expectations. On a currency neutral basis, these booking orders were roughly equal to the previous back-to-hockey season driven by strong bookings for the new VAPOR line of skates and SUPREME underprotective, our new PRODIGY line of youth equipment, and our new Street Hockey category. This was offset by a decline in composite stick bookings due to the timing of product launches, which occurred in the third fiscal quarter of Fiscal 2015 (VAPOR) compared to the fourth fiscal quarter of Fiscal 2014 (NEXUS); the effect of launching only one family of skates and protective equipment compared to two families in the prior year's launch; and a decline in booking orders from our Russian distributor as a result of the current economic climate in Russia. The continued devaluation of the Canadian dollar, euro and Swedish krona versus the U.S. dollar will have a significant impact on our reported revenue growth in the upcoming quarters. Approximately 40% of our Company's revenue is denominated in these currencies which are approximately 13%, 26% and 32% weaker, respectively, than they were a year ago. We are currently receiving booking orders for the upcoming season for EASTON and COMBAT Baseball/Softball, including the launch of COMBAT's revolutionary new MAXUM line of bats. We will begin receiving lacrosse bookings for the upcoming season of MAVERIK products in the fourth fiscal quarter of 2015 and the first fiscal quarter of 2016.

CASCADE branded lacrosse helmet sales are primarily custom orders with a 48-hour turnaround time, so the visibility to these orders is limited. Our lacrosse helmet revenues were unfavourably impacted in the third fiscal quarter as a result of the temporary suspension of shipments from our Liverpool, New York factory as a result of the NOCSAE decertification in November 2014. In addition, the normal 48-hour turnaround time for custom orders was not completely achievable during the third fiscal quarter and for a portion of the fourth fiscal quarter. In March 2015, we returned to the 48-hour turnaround time for custom orders. Despite reduced production at the Liverpool, New York factory in Fiscal 2015 due to the lacrosse helmet decertification, management currently believes that our helmet revenues and market share have returned to normal levels of demand as evidenced by the 11% growth in helmets in the third fiscal quarter. As a result of our efforts to resolve this issue, we have received positive feedback from consumers, retailers and coaches, and we believe this experience will strengthen both the CASCADE brand and our overall lacrosse business moving forward. See "Risk Factors".

Our team apparel orders, including uniforms for ice hockey, roller hockey, lacrosse, soccer and other team sports, are typically fulfilled within a 30 to 60 day turnaround time, so the visibility to customer orders in advance is limited. Our Hockey team apparel orders were extremely strong for our first and second fiscal quarters, the typical selling season, and we expect continued growth from this category in next year's selling season. Team apparel and uniforms are an important part of our growth in baseball/softball and lacrosse, and we anticipate that these products will be drivers of our revenue growth in these sports in future fiscal years. We are currently receiving orders for our INARIA soccer team apparel for delivery in the fourth quarter of Fiscal 2015 and the first quarter of Fiscal 2016.

As a result of the Easton Baseball/Softball Acquisition, we expect the seasonality of our revenues and profitability to be reduced compared to our historical seasonality. Traditionally, the highest sales volumes for EASTON products occur in our third and fourth fiscal quarters, with the third fiscal quarter being the most significant. In Fiscal 2015 however, we experienced an earlier load-in of new products (particularly the MAKO and MAKO TORQ bats) from some of our larger retailers, resulting in a shift of some demand from the third and fourth fiscal quarters into the first and second fiscal quarters. As a result of this, for Fiscal 2015 EASTON will generate the highest sales volumes in the second and third fiscal quarters, with the third fiscal quarter remaining the most significant.

Performance Sports Group Ltd. Q3 Fiscal 2015	22

Our gross profit margins are susceptible to change due to higher or lower product costs, the mix of sales between product categories or different price points, fluctuations in our non-U.S. dollar revenue currencies, as well as other factors. During Fiscal 2014 and the first, second and third quarters of Fiscal 2015, our gross profit margins were unfavorably impacted by a weaker Canadian dollar against the U.S. dollar. Should this continue, our gross profit margins will be further unfavourably impacted. The Company mitigates this risk with economic hedges, the benefit of which is recorded in finance costs/income. We currently expect continued increases in our cost of goods sold due to, among other factors, unfavorable fluctuations in the Canadian dollar against the U.S. dollar, and increases in labour rates at our Asian vendors. As a result of the recent decline in crude oil prices, we are currently working with our raw material and freight vendors to realize cost reductions that we believe will partially offset these inflationary pressures. In addition, to help mitigate the impact of the weakening of foreign currencies relative to the U.S. dollar, we announced a 5% price increase on all hockey products that is effective on September 1, 2015 in Canada and March 1, 2016 outside of North America. Also, to help mitigate this cost inflation, we intend to continue our cost reduction and supply chain initiatives as well as evaluate alternative strategies as needed. Current initiatives include working with our manufacturing partners to develop lower cost materials and to assemble products more efficiently. We also currently intend to continue our investment in R&D, and review our internal and external distribution structure to lower costs and improve services.

Our operating expenses can fluctuate due to increased investments in personnel, marketing and product development programs, and other functional initiatives. As a result of the Easton Baseball/Softball Acquisition, our dual listing on the Toronto Stock Exchange and the New York Stock Exchange, and our loss of "foreign private issuer" status, we expect certain public company and other functional costs to increase over historical levels. Also, over time, we expect to increase the investment in R&D for Baseball/Softball.

Our objective is to also grow profitability faster than revenues. On a currency neutral basis, we currently believe this is an achievable goal. In the fourth fiscal quarter, we expect the year-over-year impact of foreign currency (including the impact of our currency hedging) to reduce our reported Adjusted EBITDA and Adjusted EPS by approximately $6.5 million and $0.10, respectively. We currently expect this significant foreign exchange impact to continue into the first half of Fiscal 2016. For example, at current levels, the Canadian dollar, Swedish krona and euro are approximately 16%, 27% and 24% weaker, respectively, than the exchange rates in the first fiscal quarter of 2015, our largest hockey revenue quarter.

The Company will open its first-ever Bauer Hockey retail experiences beginning this summer, early Fiscal 2016. The Company expects its retail operations to grow its hockey business and for those retail operations to be profitable in the next 18-24 months.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We believe that ongoing operations and associated cash flows, in addition to our cash resources and New ABL Facility (defined herein), provide sufficient liquidity to support our business operations for at least the next 12 months. Furthermore, as of February 28, 2015, the Company held cash and cash equivalents of $20.7 million and had availability of $85.0 million under the New ABL Facility, which provides further flexibility to meet any unanticipated cash requirements due to changes in working capital commitments or liquidity risks associated with financial instruments. Such changes may arise from, among other things, the seasonality of our business (see the “Financial Performance - Factors Affecting our Performance - Seasonality” and “Outlook” sections), the failure of one or more customers to pay their obligations (see the “Quantitative and Qualitative Disclosures About Market and Other Financial Risks - Credit Risk” section) or from losses incurred on derivative instruments, such as foreign exchange swaps, interest rate contracts, and foreign currency forwards (see the “Financial Performance - Factors Affecting our Performance - Finance Costs/Income” section).

Performance Sports Group Ltd. Q3 Fiscal 2015	23

The following table summarizes our net cash flows provided by and used in operating, investing and financing activities:

	Nine Months Ended
	February 28,	February 28,
(millions of U.S. dollars)	2015	2014
Net cash flows from (used in) operating activities	$9.1	$44.6
Net cash flows from (used in) investing activities	(9.1)	(3.6)
Net cash flows from (used in) financing activities	15.6	(37.3)
Effect of exchange rate changes on cash	(1.8)	(0.5)

(Decrease) / increase in cash	13.8	3.2

Beginning cash	6.9	4.5
Ending cash	$20.7	$7.7

Net Cash From (Used In) Operating Activities

Our largest source of operating cash flows is cash collections from the sale of inventory. Our primary cash outflows from operating activities are inventory purchases, personnel related expenses, occupancy costs, payment of interest and payment of taxes. Net cash from operating activities for the nine month period ended February 28, 2015 was $9.1 million, a decrease of $35.5 million compared to net cash from operating activities of $44.6 million for the nine month period ended February 28, 2014, primarily driven by the following:

•	$22.5 million lower source of cash from accounts receivable due to an increase in receivables driven by our revenue growth;

•
$30.6 million lower source of cash from inventory due to increasing inventory needs required to support future revenue growth, including the upcoming hockey season which requires higher third fiscal quarter inventory to support the fourth fiscal quarter selling season;

•	$10.7 million lower source of cash from higher income tax benefit recorded to income taxes receivable;

•	$7.7 million higher cash outflow related to interest paid;

•	$1.3 million higher cash outflow related to income taxes paid, net of income tax refunds received; partially offset by

•	$20.8 million higher source of cash as a result of higher cash earnings;

•	$8.5 million higher source of cash from accounts payable related to the timing of payments for inventory purchases; and

•	$9.2 million higher source of cash from accrued liabilities related to the timing of settlement for the liabilities.

Net Cash From (Used In) Investing Activities

Our cash outflows from investing activities are primarily for acquisitions and the purchase of property, plant and equipment and intangible assets. Net cash used in investing activities for the nine month period ended February 28, 2015 was $9.1 million, an increase of $5.5 million compared to net cash used of $3.6 million for the nine month period ended February 28, 2014, primarily due to the following:

•	$6.3 million of higher cash outflow related to the purchase of property, plant and equipment and intangible assets; partially offset by

•	$0.7 million cash received due to the finalization of the working capital adjustment related to the Easton Baseball/Softball Acquisition.

Net Cash From (Used In) Financing Activities

Our cash flows from financing activities consist primarily of proceeds from and repayment of debt, proceeds from the issuance of Common Shares and share issuances under stock option plans. Net cash from financing activities for the nine month period ended February 28, 2015 was $15.6 million, an increase of $52.9 million compared to net cash used in financing activities of $37.3 million for the nine month period ended February 28, 2014, primarily due to the following:

•	$117.0 million of net cash inflow related to net proceeds of the U.S. IPO offset by an increase of $114.8 million in net cash outflow related to repayment of debt;

•	an increase of $55.9 million of net cash inflow related to the net movement in revolving debt to support our working capital requirements; and

•	a decrease of $7.1 million of net cash flows related to stock option exercises.

Performance Sports Group Ltd. Q3 Fiscal 2015	24

INDEBTEDNESS

Credit Facilities

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company entered into the New Term Loan Facility (as defined herein) and the Company and certain of its subsidiaries entered into the New ABL Facility (as defined herein). The New Term Loan Facility and the New ABL Facility (referred to herein together as the ‘‘Credit Facilities’’) replaced the Company’s existing credit facilities.

As of February 28, 2015, $330.5 million was drawn under the New Term Loan Facility and $113.6 million was drawn under the New ABL Facility. Following completion of the U.S. IPO on June 25, 2014, the Company used the net proceeds of the U.S. IPO and repaid approximately $119.5 million under the New Term Loan Facility. The repayment was first applied against the outstanding amortization payments and as such no further amortization payments are due for the life of the facility.

The following is a summary of certain provisions of the Credit Facilities, which summary is not intended to be complete. For a complete description, and the full text of their provisions, which are available on SEDAR at www.sedar.com.

New Term Loan Facility

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company entered into an amortizing term credit facility in the principal amount of $450 million U.S. dollars by and among the Company, as borrower, Bank of America, N.A., as administrative agent and collateral agent, Bank of America, N.A., J.P. Morgan Securities LLC, RBC Capital Markets and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Bank of America, N.A., J.P. Morgan Securities LLC, and RBC Capital Markets, as bookrunners, JP Morgan Chase Bank, N.A. and RBC Capital Markets, as syndication agents, and the lenders party thereto from time to time (the ‘‘New Term Loan Facility’’). The New Term Loan Facility matures on April 15, 2021. The New Term Loan Facility contains representations and warranties, affirmative and negative covenants and events of default customary for credit facilities of this nature.

The New Term Loan Facility may be prepaid at any time in whole or in part without premium or penalty, upon written notice, at the option of the Company, other than (i) reimbursement of the New Term Loan Facility lenders for any funding losses and redeployment costs (but not loss of margin) resulting from prepayments of LIBOR advances in certain circumstances, and (ii) a 1% soft-call premium for certain voluntarily prepayments (not including the approximately $119.5 million repayment from the net proceeds of the U.S. IPO) made during the six month period following the closing of the Easton Baseball/Softball Acquisition. Any amounts prepaid under the New Term Loan Facility may not be reborrowed. In certain circumstances, the Company is permitted to add one or more incremental term loan facilities under the New Term Loan Facility. As well, in certain circumstances and from time to time, the Company is permitted to refinance loans or incremental term loans under the New Term Loan Facility, in whole or in part.

Interest Rates

The interest rates per annum applicable to the New Term Loan Facility equal the sum of (a) the applicable margin percentage (as described below), plus, at the Company’s option, (b) either (x) LIBOR, subject to a 1% floor or (y) the U.S. base rate (each as determined in accordance with the terms of the New Term Loan Facility). The applicable margin is 3.50% per annum in the case of LIBOR advances and 2.50% per annum in the case of U.S. base rate advances. The Company’s $119.5 million repayment from the net proceeds of the U.S. IPO activated the Leverage Step-Down Trigger (as defined in the New Term Loan Facility). Effective July 1, 2014, the applicable margin is 3.00% per annum in the case of LIBOR advances and 2.00% per annum in the case of U.S. base rate advances for so long as the Consolidated Total Net Leverage Ratio (as defined in the New Term Loan Facility) remains less than 4.25:1.00.

Guarantees and Security

The obligations of the Company under the New Term Loan Facility are guaranteed by certain subsidiaries of the Company, including each of the existing and future direct and indirect wholly-owned material Canadian and U.S. subsidiaries of the Company (collectively, the ‘‘Term Loan Guarantors’’). The New Term Loan Facility is secured by a perfected first priority security interest (subject to permitted liens and certain exceptions) in: (a) all present and future shares of capital stock of each present and future subsidiary of the Company (subject to certain exceptions); (b) all present and future debt owed to the Company or any Term Loan Guarantor; and (c) all present and future property and assets, real and personal (other than assets constituting ABL Priority

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Collateral (as defined herein)) of the Company and each Term Loan Guarantor, and all proceeds and products of the property and assets described above (collectively, the ‘‘Term Priority Collateral’’). The New Term Loan Facility is further secured by a perfected second priority security interest in the ABL Priority Collateral (as defined herein), subject to permitted liens and certain exceptions.

New ABL Facility

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company and certain of its subsidiaries entered into a revolving, non-amortizing asset-based credit facility in an amount equal to the lesser of $200 million U.S. dollars (or the Canadian dollar equivalent thereof) and the Borrowing Base (as defined herein) by and among Bauer Hockey Corp. and its Canadian subsidiaries from time to time party thereto, as Canadian borrowers (collectively, the ‘‘Canadian ABL Borrowers’’), Bauer Hockey, Inc. and its U.S. subsidiaries from time to time party thereto, as U.S. borrowers (collectively, the ‘‘U.S. ABL Borrowers’’, and collectively with the Canadian ABL Borrowers, the ‘‘ABL Borrowers’’), the Company as parent, Bank of America, N.A., as administrative agent and collateral agent, JP Morgan Chase Bank, N.A. and an affiliate of RBC Dominion Securities Inc., as syndication agents, Bank of America, N.A., J.P. Morgan Securities LLC, RBC Capital Markets and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Bank of America, N.A., J.P. Morgan Securities LLC, and RBC Capital Markets, as bookrunners, and the various lenders party thereto (the ‘‘New ABL Facility’’). The ABL Borrowers are permitted under the New ABL Facility to solicit the lenders to provide additional revolving loan commitments in an aggregate amount not to exceed $75 million U.S. dollars (or the Canadian dollar equivalent thereof). The New ABL Facility matures on April 15, 2019 and may be drawn in U.S. dollars by the U.S. ABL Borrowers and either U.S. dollars or Canadian dollars by the Canadian ABL Borrowers, as LIBOR loans, CDOR loans, U.S. base rate loans, Canadian prime rate loans, as applicable, or letters of credit or swingline loans (with a sublimit of up to $25 million U.S. dollars available for letters of credit and up to $20 million U.S. dollars for swingline loans (or, in each case, the Canadian dollar equivalent thereof)), each as determined in accordance with the terms of the New ABL Facility. The New ABL Facility contains representations and warranties, affirmative and negative covenants, and events of default customary for credit facilities of this nature.

Under the New ABL Facility, the ABL Borrowers were permitted to draw up to $25 million U.S. dollars (or the Canadian dollar equivalent thereof) to partially finance the Easton Baseball/Softball Acquisition and drew approximately $22 million in connection therewith. The ABL Borrowers are permitted to use the undrawn amount under the New ABL Facility from time to time for ordinary course working capital and for general corporate purposes. Voluntary reductions of the unutilized portion of the New ABL Facility commitments and voluntary prepayments under the New ABL Facility are permitted at any time, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of prepayments of LIBOR advances in certain circumstances. Voluntary prepayments under the New ABL Facility may be reborrowed.

Borrowing Base

The borrowing base (the ‘‘Borrowing Base’’) under the New ABL Facility for the interim period up until the 90th day following the Closing Date (subject to extension at the discretion of the Agent) is deemed to be the greater of $100 million or as calculated by adding the net book value of (a) Accounts of the Borrowers, multiplied by the advance rate of 50%, plus (b) the net book value of Inventory of the Borrowers located in the United States or Canada multiplied by the advance rate of 45%.

After the interim period the Borrowing Base equals the sum of the Canadian Borrowing Base (as defined herein) and the U.S. Borrowing Base (as defined herein).

The ‘‘Canadian Borrowing Base’’ means, subject to customary reserves and eligibility criteria, the sum of: (a) 85% of the Canadian ABL Borrowers’ eligible accounts receivable; plus (b) the lesser of (x) 70% of the cost (valued on a first in, first out basis) of the Canadian ABL Borrowers’ eligible inventory, or (y) 85% of the appraised net orderly liquidation value of the Canadian ABL Borrowers’ eligible inventory.

The ‘‘U.S. Borrowing Base’’ means, subject to customary reserves and eligibility criteria, the sum of: (a) 85% of the U.S. ABL Borrowers’ eligible accounts receivable; plus (b) the lesser of (x) 70% of the cost (valued on a first in, first out basis) of the U.S. ABL Borrowers’ eligible inventory, or (y) 85% of the appraised net orderly liquidation value of the U.S. ABL Borrowers’ eligible inventory.

Interest Rates and Fees

At the option of the ABL Borrowers, until August 31, 2014, the interest rates under the New ABL Facility were (i) LIBOR or CDOR, as applicable, plus 1.75% per annum or (ii) the U.S. base rate or Canadian prime rate, as applicable, plus 0.75% per annum.

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Following August 31, 2014, interest rate margins under the New ABL Facility are determined with reference to the following grid, based on the average availability, as a percentage of the aggregate commitments, during the immediately preceding quarter:

Average Availability (% of Line Cap)	Interest Rate Margin for LIBOR/CDOR Rate Loans	Interest Rate Margin for U.S. Base Rate/Canadian Prime Rate Loans
Equal to or greater than 66%	1.50%	0.50%
Less than 66% but equal to or greater than 33%	1.75%	0.75%
Less than 33%	2.00%	1.00%

The ABL Borrowers may elect interest periods of one, two, three or six months (or 12 months if agreed to by all the Lenders) for LIBOR or CDOR loans.

A per annum fee equal to the interest rate margin for LIBOR or CDOR loans under the New ABL Facility will accrue on the average daily amount of the aggregate undrawn amount of outstanding letters of credit, payable in arrears on the first day of each quarter. In addition, the ABL Borrowers shall pay (a) a fronting fee equal to 0.125% on the average daily amount of the aggregate undrawn amount of outstanding letters of credit, and (b) customary issuance and administration fees.

The ABL Borrowers will initially pay a commitment fee of 0.50% per annum on the average daily unused portion of the New ABL Facility. From and after August 31, 2014, the commitment fee is to be determined by reference to the following grid based on the average utilization of the commitments under the New ABL Facility during the immediately preceding fiscal quarter:

Average Usage (% of commitments)	Commitment Fee %
Less than 50%	0.375%
Equal to or greater than 50%	0.25%

Upon the occurrence and during the continuance of a payment event of default, the outstanding amounts under the New ABL Facility are subject to an additional 2% per annum of default interest.

The interest rate on the Credit Facilities for the three and nine month periods ended February 28, 2015 ranged from 1.9% to 4.0% and 1.9% to 4.5%, respectively. As of February 28, 2015, there are three letters of credit totaling $1.4 million outstanding under the New ABL Facility.

Credit Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs and liquidity. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and the cost of such financing. A negative change in the Company's ratings outlook or any downgrade in the Company's current credit ratings by its rating agencies could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of, entering into normal course derivative transactions for risk management activities, and the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company maintaining competitive credit ratings.

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

On March 17, 2015, Standard & Poor’s Rating Services (“S&P”) affirmed the corporate credit rating of “B+” (with a “Stable” outlook). The rating is for the Company as a whole and is not limited to the New Term Loan Facility or any one class of securities of the Company. The “B+” corporate credit rating reflects S&P’s assessment of the Company’s “aggressive” financial risk profile and “weak” business risk profile. The “Stable” outlook reflects S&P’s view that the Company will maintain EBITDA margins in the mid-teens, maintain funds from operations to debt of at least 12%, maintain adjusted debt-to-EBITDA below 5x, and that the Company will continue to generate at least $35 million in free operating cash flow. S&P confirmed the “B+” issue-level rating to the Company’s New Term Loan Facility. The “4” recovery rating on the New Term Loan Facility improved to "3" indicating S&P's anticipation of a meaningful recovery in the event of a payment default. A “3” recovery rating to the New Term Loan Facility

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indicates average (30% to 50%) recovery in the event of a payment default. For more information on the rating method used by S&P, please visit S&P’s website at www.standardandpoors.com

On March 20, 2015, Moody’s Investor Service (“Moody’s”) issued their credit option for the Company. The corporate family rating of “B1” for the Company remained unchanged from the initial rating issued on March 18, 2014. In addition, the “B2” credit rating to the New Term Loan Facility with a “speculative grade” liquidity rating of “SGL” 2 remained unchanged from the initial rating. The outlook assigned is "Stable", also unchanged from the initial rating. The “Stable” outlook reflects Moody’s view that the Company will steadily reduce leverage through a combination of debt repayments and modest earnings growth. For more information on the rating method used by Moody’s, please visit Moody’s website at www.moodys.com.

Former Credit Facilities

Prior to the Easton Baseball/Softball Acquisition, the Company’s former credit facilities consisted of a (i) $130.0 million term loan, denominated in both Canadian dollars and U.S. dollars, and (ii) $145.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars.

The interest rates per annum applicable to the loans under the former credit facilities is equal to an applicable margin percentage, plus, at the Borrowers’ option depending on the currency of borrowing, (i) the U.S. base rate/Canadian base rate, or (ii) LIBOR/Bankers Acceptance rate. The applicable margin percentages are subject to adjustment based upon the Company’s Leverage Ratio (as defined under the former credit facilities) as follows:

Leverage Ratio	Base Rate/Canadian Base Rate Margin	LIBOR/BA Rate Margin	Unused Commitment Fees
Equal to or greater than 3.00:1.00	1.25%	2.50%	0.50%
Equal to or greater than 2.50:1.00 but less than 3.00:1.00	1.00%	2.55%	0.45%
Equal to or greater than 2.00:1.00 but less than 2.50:1.00	0.75%	2.00%	0.40%
Less than 2.00:1.00	0.50%	1.75%	0.35%

Leverage Ratio

The former credit facilities and the Credit Facilities define Leverage Ratio as Net Indebtedness divided by EBITDA. Net Indebtedness includes such items as the Company’s term loan, capital lease obligations, subordinated indebtedness, and average revolving loans for the last 12 months as of the reporting date, less the average amount of cash for the last 12 months as of the reporting date. EBITDA is defined in both the former credit facilities and Credit Facilities. The following table depicts the Company’s Leverage Ratio:

	As of	As of	As of	As of	As of
	February 28,	November 30,	August 31,	May 31,	February 28,
	2015	2014	2014	2014	2014
Leverage Ratio	3.87	3.62	3.61	4.78	2.51

CAPITAL EXPENDITURES

In the three month period ended February 28, 2015 and the three month period ended February 28, 2014, we incurred capital expenditures of $4.9 million and $0.9 million, respectively. In the nine month period ended February 28, 2015 and the nine month period ended February 28, 2014, we incurred capital expenditures of $9.8 million and $3.6 million, respectively. As a percentage of revenues, our capital expenditures for the trailing twelve months ended February 28, 2015 were 2.0% of revenues compared to 1.7% of revenues for the trailing twelve months ended February 28, 2014. The capital investments were incurred for information systems to assist in streamlining our growing organization, tooling, R&D, and investments in retail marketing assets. The year-over-year increase is driven by higher information systems, leasehold improvements related to the Blainville, Quebec research, design and development facility, tooling, retail marketing asset investments and investments related to the "Own The Moment" retail experiences, as compared to the prior year. Our ordinary course of operations requires minimal capital expenditures for equipment given that we manufacture most of our products through our manufacturing partners. Going forward, to support our growth and key business initiatives, we currently anticipate moderately higher levels of capital expenditures and investment.

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CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of February 28, 2015:

(millions of U.S. dollars)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years

Operating lease obligations (1)	$34.3	$6.8	$7.2	$4.6	$15.7

Endorsement contracts (2)	15.5	7.6	6.1	0.9	0.9

Long-term borrowings: (3)
Revolving loan	113.6	113.6	—	—	—
Term loan due 2021	330.5	—	—	—	330.5

Inventory purchases (4)	70.0	70.0	—	—	—

Non-inventory purchases (4)	8.3	2.6	1.7	2.6	1.4

Total	$572.2	$200.6	$15.0	$8.1	$348.5

(1)
Future lease obligations are not recognized in our Condensed Consolidated Interim Statements of Financial Position (Unaudited). The operating lease obligations for buildings and equipment expire at various dates through the fiscal year ended May 31, 2030. Certain of the leases contain renewal clauses for the extension of the lease for one or more renewal periods. Capital lease obligations are immaterial to the Company's financial statements.

(2)
The amounts listed for endorsement contracts represent approximate amounts of base compensation and minimum guaranteed royalty fees the Company is obligated to pay athletes, sports teams, and other endorsers of the Company’s products. Actual payments under some contracts may be higher than the amounts listed as these contracts provide for bonuses to be paid to the endorsers based upon certain achievements and/or royalties on product sales in future periods. Actual payments under some contracts may also be lower as these contracts include provisions for reduced payments if certain performance criteria are not met. In addition to the cash payments, the Company is obligated to furnish the endorsers with products for their use. It is not possible to determine how much the Company will spend on this product on an annual basis as the contracts do not stipulate a specific amount of cash to be spent on the product. The amount of product provided to the endorsers will depend on many factors including general playing conditions, the number of sporting events in which they participate, and the Company’s decisions regarding product and marketing initiatives. In addition, the costs to design, develop, source, and purchase the products furnished to the endorsers are incurred over a period of time and are not necessarily tracked separately from similar costs incurred for products sold to customers.

(3)
Amounts represent principal payments on outstanding debt. For more information, please refer to the "Indebtedness" section and the notes to the unaudited condensed consolidated interim financial statements for the three and nine months ended February 28, 2015.

(4)
Inventory and non-inventory purchase obligations include various commitments in the ordinary course of business that would include the purchase of goods or services that are not recognized in our unaudited condensed consolidated interim statements.

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OFF-BALANCE SHEET ARRANGEMENTS

We enter into agreements with our manufacturing partners on tooling requirements for our manufactured products. These agreements form an important part of the Company's supply chain strategy and cash flow management. The following table summarizes our vendor tooling commitments as of February 28, 2015 and for Fiscal 2015:

(millions of U.S. dollars)
Vendor	Tooling acquisition value	Cost paid	Owed amounts as of February 28, 2015	Open purchase orders amortization value	Outstanding liability Fiscal 2015

Supplier A	$6.6	$5.2	$1.4	$0.4	$1.0
Supplier B	6.0	5.0	1.0	0.2	0.8
Supplier C	1.3	0.7	0.6	0.1	0.5
Supplier D	0.6	0.5	0.1	0.1	—
Supplier E	0.5	0.3	0.2	—	0.2
Supplier F	0.3	0.2	0.1	—	0.1
Supplier G	0.1	0.1	—	—	—
Supplier H	0.1	0.1	—	—	—

Total	$15.5	$12.1	$3.4	$0.8	$2.6

CONTINGENCIES

In connection with the Business Purchase from Nike, a subsidiary of Kohlberg Sports Group Inc. ("KSGI") agreed to pay additional consideration to Nike in future periods based upon the attainment of a qualifying exit event. As of February 28, 2015, the maximum potential future consideration pursuant to such arrangements, to be resolved on or before the eighth anniversary of April 16, 2008, is $10.0 million. As a condition to the acquisition in connection with the IPO, the Existing Holders entered into a reimbursement agreement with the Company pursuant to which each such Existing Holder has agreed to reimburse the Company, on a pro rata basis, in the event that the Company or any of its subsidiaries are obligated to make such a payment to Nike.

The Company previously entered into employment agreements with the former owners of Inaria in connection with the closing of the Inaria Acquisition. Included in the employment agreements are yearly performance bonuses payable in the event Inaria achieves gross profit targets in the period one to four years following the closing. These amounts will be accrued over the required service period. As of February 28, 2015, the potential undiscounted amount of the future payments that the Company could be required to make is between $0 and $2.0 million Canadian dollars.

In addition to the matters above, during the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material adverse impact on the Company’s financial position or results of operations.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND OTHER FINANCIAL RISKS

Foreign Currency Risk

Foreign currency risk is the risk we incur due to fluctuating foreign exchange rates impacting our results of operations. We are exposed to foreign exchange rate risk driven by the fluctuations against the U.S. dollar of the currencies in which we collect our revenues: the Canadian dollar, euro, Swedish krona, Norwegian krona, and Danish krona. Our exposure also relates to debt held in Canadian dollars and purchases of goods and services in foreign currencies. While we purchase a majority of our products in U.S. dollars, we are exposed to cost variability due to fluctuations against the U.S. dollar of certain foreign currencies, primarily: the Canadian dollar, Chinese renminbi, Taiwanese new dollar and Thai baht. We continuously monitor foreign exchange risk and have entered into various arrangements to mitigate our foreign currency risk.

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Interest Rate Risk

The Company is exposed to interest rate risk on its Credit Facilities, as the rates are based on an index rate. The New Term Loan Facility is subject to a 1% floor when choosing the LIBOR rate. The Company actively monitors its risk and will enter into agreements to minimize risk accordingly.

Credit Risk

Credit risk is when the counterparty to a financial instrument or a customer fails to meet its contractual obligations, resulting in a financial loss to the Company. The counterparties to all derivative transactions are major financial institutions with investment grade credit ratings. However, this does not eliminate the Company’s exposure to credit risk with these institutions. This credit risk is generally limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored and reported to senior management according to specified guidelines.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customers’ receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability, and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful accounts is adjusted as required. Account balances are charged against the allowance for doubtful accounts when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates the counterparty risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations. We continually monitor our actual and projected cash flows. We believe our cash flows generated from operations combined with our New ABL Facility provide sufficient funding to meet our obligations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income, and expenses. The judgments and estimates are reviewed on an ongoing basis and estimates are revised and updated accordingly. Actual results may differ from these estimates. Significant areas requiring the use of judgment in application of accounting policies, assumptions, and estimates include fair value determination of assets and liabilities in connection with business combinations, fair valuation of financial instruments, impairment of non-financial assets, valuation allowances for receivables and inventory, amortization periods, provisions, employee benefits, share-based payment transactions, and income taxes.

We believe our critical accounting estimates are those related to acquisitions, valuation of derivatives, share-based payments, warranties, retirement benefit obligations, depreciation and amortization, income taxes, and impairment of non-financial assets. We consider these accounting estimates critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.

Acquisitions

The fair value of assets acquired and liabilities assumed in a business combination is estimated based on information available at the date of the acquisition. The estimate of fair value of the acquired intangible assets (including goodwill), property, plant and equipment, and other assets, and the liabilities assumed at the date of acquisition, as well as the useful lives of the acquired intangible assets and property, plant and equipment is based on assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Valuation of derivatives

In the valuation of the Company’s outstanding derivatives, foreign currency forward contracts and foreign exchange swaps, the fair value is based on current foreign exchange rates at each reporting date. Since the Company recognizes the fair value of these financial instruments on the consolidated statements of financial position and records changes in fair value in the current period earnings, these estimates will have a direct impact on the Company’s net income or loss for the period.

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Share-based payments

Accounting for the grant date fair value of stock option awards and the number of awards that are expected to vest is based on a number of assumptions and estimates, including the risk-free interest rate, expected share volatility, expected dividend yield, estimated forfeiture rates, and expected term. The calculation of the grant date fair value requires the input of highly subjective assumptions and changes in subjective input assumptions can materially affect the fair value estimate.

Warranties

Estimated future warranty costs are accrued and charged to cost of goods sold in the period in which revenues are recognized from the sale of goods. The recognized amount of future warranty costs is based on management’s best information and judgment and is based in part upon the Company’s historical experience. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Retirement benefit obligations

Accounting for the costs of the defined benefit obligations is based on actuarial valuations. The present value of the defined benefit obligation recognized in the consolidated statements of financial position and the net financing charge recognized in the consolidated statements of comprehensive income is dependent on current market interest rates of high quality, fixed rate debt securities. Other key assumptions within this calculation are based on market conditions or estimates of future events, including mortality rates. Since the determination of the costs and obligations associated with future employee benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process.

Depreciation and amortization

Management is required to make certain estimates and assumptions when determining the depreciation and amortization methods and rates, and residual values of equipment and intangible assets. Useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Management reviews amortization methods, rates, and residual values annually and adjusts amortization accordingly on a prospective basis.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Judgments are also made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

Impairment of non-financial assets

Management exercises judgment in assessing whether there are indications that an asset may be impaired. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimates of discounted cash flow projections and other relevant assumptions. The assumptions used in the estimated discounted cash flow projections involve estimates and assumptions regarding discount rates, royalty rates, and long-term terminal growth rates. Differences in estimates could affect whether goodwill or intangible assets are in fact impaired and the dollar amount of that impairment.

STANDARDS ADOPTED

The following standards and amendments to existing standards have been adopted by the Company on June 1, 2014:

Financial Instruments: Presentation

The IASB issued amendments to IAS 32, Financial Instruments: Presentation (“IAS 32”). IAS 32 applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; and the right for offsetting financial assets and financial liabilities. A right to offset may be currently available or it may be contingent on a future event. An entity must have a legally enforceable right of set-off. The adoption of the amendments to IAS 32 did not have a material impact on the Company's financial statements.

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Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies ("IFRIC 21") was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The adoption did not have an impact on the Company's financial statements.

Recoverable Amount Disclosures for Non-Financial Assets

The IASB issued amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets (“IAS 36”). IAS 36 clarifies the IASB’s original intention to require the disclosure of the recoverable amount of impaired assets as well as additional disclosures about the measurement of the recoverable amount of impaired assets. The adoption of the amendments to IAS 36 did not have an impact on the Company's financial statements.

FUTURE ACCOUNTING STANDARDS

As a result of the conversion to U.S. GAAP, the following new standards, and amendments to standards and interpretations, will not be effective for the fiscal year ended May 31, 2015, and have not been applied in preparing the Company's third fiscal quarter unaudited condensed consolidated interim financial statements. Refer to the "Recent Events" section.

Financial Instruments

The IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting. IFRS 9 (2013) introduces new requirements for hedge accounting that align hedge accounting more closely with risk management. The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39, Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with the exception of the general hedging phase which is applied prospectively. Early adoption is permitted.

Annual Improvements to IFRS 2010 – 2012 and 2011 – 2013 Cycles

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. Amendments were made to clarify items including the definition of vesting conditions in IFRS 2, Share-based Payment, disclosures on the aggregation of operating segments in IFRS 8, Operating Segments, measurement of short-term receivables and payables under IFRS 13, Fair Value Measurement, definition of related party in IAS 24, Related Party Disclosures and other amendments. Special transitional requirements have been set for certain of these amendments. Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014, and earlier application is permitted.

Employee Benefits

In November 2013, the IASB published amendments to IAS 19, Employee Benefits (“IAS 19”). These amendments are to be applied retrospectively. IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans, and requires such contributions that are linked to service to be attributed to periods of service as a negative benefit. The amendments to IAS 19 provide simplified accounting in certain situations. If the amount of contribution is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service costs in the period in which the service is rendered, instead of allocating the contributions to the period’s service. The effective date for these amendments is annual periods beginning on or after July 1, 2014.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The objective of this standard is to provide a five-step approach to revenue recognition that includes identifying contracts with customers, identifying performance obligations, determining transaction prices, allocating transaction prices to performance obligations and recognizing revenue

Performance Sports Group Ltd. Q3 Fiscal 2015	33

when performance obligations are satisfied. The standard also expands current disclosure requirements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, and earlier application is permitted.

Presentation of Financial Statements

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"). The amendments provide guidance on the application of judgment in the preparation of financial statements and disclosures. The IAS 1 amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. We use non-IFRS measures, such as Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA and Adjusted Gross Profit, to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. We also use non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess our ability to meet our future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of Adjusted Gross Profit, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

Adjusted Gross Profit

Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) charges to cost of goods sold resulting from fair market value adjustments to inventory and other assets as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions, and (iv) other one-time or non-cash items. We use Adjusted Gross Profit as a key performance measure to assess our core gross profit and as a supplemental measure to evaluate the overall operating performance of our cost of goods sold.

The table below provides the reconciliation of gross profit to Adjusted Gross Profit:

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
	2015	2014	2015	2014
(millions of U.S. dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross profit	$42.3	$18.8	$162.1	$116.5
Amortization & depreciation of acquired assets (1)	3.4	0.9	10.3	2.7
Inventory step-up / step-down & reserves (2)	—	—	7.1	0.9
Other (3)	0.6	0.1	2.4	0.8
Adjusted Gross Profit	$46.3	$19.8	$181.9	$120.9

(1)
Upon completion of the Business Purchase from Nike in 2008, the Maverik Lacrosse Acquisition in 2010, the Cascade Acquisition in June 2012, the Inaria Acquisition in October 2012, the Combat Acquisition in May 2013, and the Easton Baseball/Softball Acquisition in April 2014, the Company capitalized acquired intangible assets and other assets at fair market value. These assets are amortized or depreciated, as appropriate, over their useful life and we recognize the amortization and depreciation as a non-cash cost of goods sold.

(2)
Upon completion of the Inaria, Combat Sports and Easton Baseball/Softball acquisitions, the Company adjusted Inaria’s, Combat Sports' and Easton Baseball/Softball's inventories to fair market value. Included in the nine month periods ended February 28, 2015 and February 28, 2014, are charges to cost of goods sold resulting from the fair market value adjustment to inventory. This line also includes inventory reserves established to dispose of INARIA branded inventory in the nine month period ended February 28, 2014.

(3)
Other represents the impact of costs related to the lacrosse helmet decertification for the three and nine months ended February 28, 2015. For the three and nine month periods ended February 28, 2014, other represents the impact of the Canadian Tariff Reduction.

Performance Sports Group Ltd. Q3 Fiscal 2015	34

Adjusted EBITDA

Adjusted EBITDA is defined as net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the credit facilities, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation, and before restructuring and other one-time or non-cash charges associated with acquisitions, other one time or non-cash items, pre-IPO sponsor fees, costs related to share offerings, as well as share-based payment expenses. We use Adjusted EBITDA as the key metric in assessing our business performance when we compare results to budgets, forecasts and prior years. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the business that may not otherwise be apparent when relying solely on IFRS measures, and eliminates items that have less bearing on operating performance and cash flow. It is an alternative to measure business performance to net income and operating income, and management believes Adjusted EBITDA is a better measure of cash flow generation than, for example, cash flow from operations, particularly because it removes cash flow fluctuations caused by extraordinary changes in working capital. Adjusted EBITDA is used by management in the assessment of business performance and used by our Board of Directors as well as our lenders in assessing management’s performance. It is also the key metric in determining payments under incentive compensation plans.

The table below provides the reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
	2015	2014	2015	2014
(millions of U.S. dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	($11.5)	($4.9)	$0.8	$19.8
Income tax expense (benefit)	(2.5)	(2.2)	3.3	8.4
Depreciation & amortization	5.3	2.2	15.4	6.7
Interest expense, net	3.9	1.1	12.6	4.1
Deferred financing fees	0.6	0.3	1.9	1.1
Unrealized (gain)/loss on derivative instruments, net (1)	0.1	(2.1)	1.0	(1.5)
Foreign exchange (gain)/loss (1)	13.2	(1.7)	20.3	(2.8)
EBITDA	$9.1	($7.3)	$55.3	$35.8

Acquisition Related Charges:
Inventory step-up / step-down & reserves (2)	—	—	7.1	0.9
Rebranding / integration costs (3)	1.2	(0.2)	4.7	1.8
Acquisition costs (4)	1.4	3.1	2.5	4.9
Subtotal	$2.6	$2.9	$14.3	$7.6

Costs related to share offerings (5)	—	0.1	0.1	0.5

Share-based payment expense	1.9	1.1	5.5	2.9

Other (6)	0.8	0.2	3.3	0.9

Adjusted EBITDA	$14.4	($3.0)	$78.5	$47.7

(1)
The unrealized gain/loss on derivatives is the change in fair market value of the foreign exchange swaps, foreign currency forward contracts and interest rate contracts. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through profit or loss each reporting period. The foreign exchange gain/loss is the realized and unrealized gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity, and is recorded in finance costs (income), as applicable, in the period incurred.

(2)
Upon completion of the Inaria, Combat Sports and Easton Baseball/Softball acquisitions, the Company adjusted Inaria’s, Combat Sports’ and Easton Baseball/Softball's inventories to fair market value. Included in the nine month periods ended February 28, 2015 and February 28, 2014, are charges to cost of goods sold resulting from the fair market value adjustment to inventory.

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(3)
The rebranding / integration costs for the three and nine month periods ended February 28, 2015 are associated with the integration of the Inaria, Combat Sports and Easton Baseball/Softball acquisitions. The rebranding / integration costs for the three and nine month periods ended February 28, 2014 are associated with the integration of the Cascade, Inaria and Combat Sports acquisitions.

(4)
Acquisition-related transaction costs include legal, audit, and other consulting costs. The three and nine month periods ended February 28, 2015 include costs related to the Easton Baseball/Softball Acquisition and costs related to reviewing corporate opportunities. Acquisition-related transaction costs in the three and nine month period ended February 28, 2014 include costs related to the Combat Sports and Easton Baseball/Softball acquisitions, and costs related to reviewing corporate opportunities.

(5)	The costs related to share offerings include legal, audit, and other consulting costs incurred as part of the Kohlberg Offerings.

(6)
Other represents the impact of costs related to the lacrosse helmet decertification for the three and nine months ended February 28, 2015. For the three and nine month periods ended February 28, 2014, other represents the impact of the Canadian Tariff Reduction.

Adjusted Net Income/Loss and Adjusted EPS

Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition-related intangible assets for acquisitions since the IPO, costs related to share offerings, share-based payment expense and other non-cash or one-time items. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. We use Adjusted Net Income/Loss and Adjusted EPS as key metrics for assessing our operational business performance and to assist with the planning and forecasting for the future operating results of the underlying business of the Company. We believe Adjusted Net Income/Loss and Adjusted EPS are useful information to investors because they highlight trends in the business that may not otherwise be apparent when relying solely on IFRS measures.

The table below provides the reconciliation of net income (loss) to Adjusted Net Income/Loss and to Adjusted EPS:

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
(millions of U.S. dollars,	2015	2014	2015	2014
except share and per share amounts)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	($11.5)	($4.9)	$0.8	$19.8

Foreign exchange loss / gain (1)	13.4	(3.6)	20.2	(3.3)
Costs related to share offerings	—	0.1	0.1	0.5
Acquisition-related charges (2)	5.6	3.5	23.6	9.4
Share-based payment expense	1.9	1.1	5.5	2.9
Other (3)	0.8	0.2	3.3	0.9

Tax impact on above items	(4.0)	(0.6)	(13.5)	(3.7)

Adjusted Net Income (Loss)	$6.2	($4.2)	$40.0	$26.5

Average diluted shares outstanding	47,098,364	37,694,392	46,012,250	37,155,632

Adjusted EPS	$0.13	($0.11)	$0.87	$0.71

(1)
The foreign exchange loss/gain represents the unrealized gain/loss on derivatives and the unrealized portion of the foreign exchange gain/loss from the Adjusted EBITDA table. The unrealized portion of the foreign exchange gain/loss in the three and nine month periods ended February 28, 2015 was a loss of $13.3 million and a gain of $19.2 million, respectively. The unrealized portion of the foreign exchange gain/loss in the three and nine month periods ended February 28, 2014 was a gain of $1.5 million and $1.9 million, respectively.

(2)
Acquisition-related charges include rebranding / integration costs, and legal, audit, and other consulting costs associated with acquisition transactions. In the three and nine month periods ended February 28, 2015, these charges relate to the Inaria, Combat Sports and Easton Baseball/Softball acquisitions and costs related to reviewing corporate opportunities. In the three and nine month periods ended February 28, 2014 these charges relate to the Cascade, Inaria, Combat Sports, and Easton Baseball/Softball acquisitions and costs related to reviewing corporate opportunities. The charges also include amortization and depreciation of intangible assets and other assets in the three and nine month periods ended February 28, 2015 of $3.1 million and $9.4 million, respectively, and in the three and nine month periods ended February 28, 2014 of $0.6 million and $1.8 million, respectively, and charges to cost of goods sold resulting from the fair market value adjustment to inventory in the nine month period ended February 28, 2015 of $7.1 million, and in the nine month period ended February 28, 2014 of $0.5 million. This line also includes inventory reserves established to dispose of INARIA branded inventory in the nine month period ended February 28, 2014.

(3)
Other represents the impact of costs related to the lacrosse helmet decertification for the three and nine months ended February 28, 2015. For the three and nine month periods ended February 28, 2014, other represents the impact of the Canadian Tariff Reduction.

Performance Sports Group Ltd. Q3 Fiscal 2015	36

CONTROLS AND PROCEDURES

Management’s Report on Internal Controls Over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the three month period ended February 28, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A about our current and future plans, expectations and intentions, results, levels of activity, performance, goals, or achievements, or any other future events or developments constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indicates”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words, or other comparable words or phrases, are intended to identify forward-looking statements. Discussions containing forward-looking statements may be found, among other places, under the ‘‘Third Quarter Fiscal 2015 Highlights’’, ‘‘Recent Events’’, and ‘‘Outlook’’ sections. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that we believe are appropriate and reasonable under the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct.

Many factors could cause our actual results, level of activity, performance, or achievements, future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands, inability to introduce new and innovative products or enter into new markets on the anticipated timeline, intense competition in the sporting equipment and apparel industries, inability to introduce technical innovation, inability to own, enforce, defend and protect intellectual property rights worldwide, inability to ensure third-party suppliers will meet quality and regulatory standards, infringement of intellectual property rights of others, inability to successfully implement our strategic initiatives, including our profitability improvement initiative, inability to successfully open and operate "Own The Moment" retail experiences and to meet current profitability expectations, inability to successfully design products that satisfy the standards established by testing and athletic governing bodies, diminution of the goodwill associated with the EASTON and MAKO brands caused by licensed users or unauthorized users, inability to translate booking orders into realized sales, change in the mix or timing of orders placed by customers, seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions, decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates, adverse publicity related to or reduced popularity of the National Hockey League (‘‘NHL’’), Major League Baseball (‘‘MLB’’) or other professional or amateur leagues in sports in which our products are used, reliance on third-party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, imposition of new trade restrictions or existing trade restrictions becoming more burdensome, consolidation of our customer base (and the resulting possibility of lower gross margins due to negotiated lower prices), change in the sales mix towards larger customers, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, inability to expand into international market segments, inability to accurately forecast demand for products, insufficient sell through of our products at retail, inventory shrinkage or excess inventory, product liability claims, product recalls, and license decertifications, changes in compliance standards of testing and athletic governing bodies, risks associated with our third-party suppliers and manufacturers failing to manufacture products that comply with all applicable laws and regulations, inability to source merchandise profitably in the event new trade restrictions are imposed or existing trade restrictions become more burdensome, departure of senior executives or other key personnel, including senior management of Easton Baseball/Softball, litigation, including certain class action lawsuits, employment or union-related disputes, disruption of information technology systems, potential environmental liabilities, restrictive covenants in the Credit Facilities, unanticipated levels of indebtedness, inability to generate sufficient cash to service all the Company’s indebtedness, inability to successfully integrate new acquisitions, such as Easton Baseball/Softball, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, such as the Easton Baseball/Softball Acquisition, inability to grow revenues each year faster than the total market for each of our sports, ability to forecast revenue growth for each of our sports, undisclosed liabilities acquired pursuant to recent acquisitions, significant transaction and related costs in connection with the integration of Easton Baseball/Softball, inability to continue making strategic acquisitions, possibility that judgments may be enforced against us, inability to grow market share, volatility in the market price for Common Shares, possibility that we may be declared a passive foreign investment company (‘‘PFIC’’) for United States tax purposes, possibility that we may need additional capital in the future, assertion that the acquisition of the Bauer Business at the time of the IPO was an inversion transaction, conversions and potential future sales of Common Shares, our current intention not to pay cash dividends, conflicts of interests among investors, fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar, inability to manage foreign exchange derivative instruments, the impact of the conversion to U.S. GAAP on our financial statements, general

Performance Sports Group Ltd. Q3 Fiscal 2015	37

adverse economic and market conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, including tax laws and unanticipated tax liabilities, inability of counterparties and customers to meet their financial obligations, and natural disasters, as well as the factors identified in the “Risk Factors” section of this MD&A and the Company's Annual Information Form dated August 27, 2014 and the "Risk Factors" section of this MD&A. Such factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements made herein. Unless otherwise stated, the forward-looking statements contained in this MD&A are made as of April 13, 2015, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

MARKET AND INDUSTRY DATA

We have obtained the market and industry data presented in this MD&A from a combination of: (i) internal company surveys and commissioned reports, (ii) third-party information, including from independent industry publications and reports, such as the SFIA, (iii) publicly available sport participation surveys from national sport organizations or governing bodies, including Hockey Canada, the IIHF, USA Hockey, US Lacrosse, USA Baseball, and FIFA, and (iv) the estimates of the Company’s management team. As there are limited sources that report on ice hockey, roller hockey, lacrosse, soccer, baseball and softball equipment and related apparel markets, including soccer apparel, much of the industry and market data presented in this MD&A is based on internally generated management estimates by the Company, including estimates based on extrapolations from third-party surveys of ice hockey, roller hockey, lacrosse, baseball and softball equipment and related apparel markets, including soccer apparel, as well as publicly available sport participation surveys. While we believe our internal surveys, third-party information, publicly available sport participation surveys and estimates of our management are reliable, we have not verified them, nor have they been verified by any independent sources. While we are not aware of any misstatements regarding the market and industry data presented in this MD&A, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed under “Caution Regarding Forward-Looking Statements” and “Risk Factors”. References to market share data and market size in this MD&A are based on wholesale net revenues unless otherwise indicated.

To the extent market and industry data contained in this MD&A is referenced as a “management estimate” or qualified by phrases such as “we believe” or comparable words or phrases, we have internally generated such data by using a variety of methodologies. With respect to unregistered ice hockey player participation, we have relied on a combination of available external sources and assumed registered-to-unregistered player ratios in the major ice hockey markets. With respect to market size and market share data, we have relied on our internal sales figures and have estimated the sales figures of our competitors using the following data: (i) sales data supplied by major suppliers who participate in voluntary surveys, (ii) cross-references to participation rates and estimates of equipment replacement rates by consumers, (iii) available public reports from competitors (such as Easton Hockey and Reebok), largely to confirm industry trends, and (iv) retail surveys. Certain market and industry data estimated by us are based on, or take into account, assumptions made by us in light of our experience of historical trends, current conditions, as well as other factors. Although we believe such assumptions to be appropriate and reasonable in the circumstances, there can be no assurance that such estimates and assumptions are entirely accurate or correct. The purpose of using internal estimates is to provide the reader with important information concerning the industries in which we compete and our relative performance and may not be appropriate for other purposes. Readers should not place undue reliance on internal estimates made herein. The internal estimates contained in this MD&A are expressly qualified by this paragraph.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the "Risk Factors" section of the Company's Annual Information Form dated August 27, 2014. Other than as described below, the Company is not aware of any other significant changes to the Company’s risk factors from those disclosed at that time.

We may not be successful in designing and manufacturing products that satisfy the standards established by testing and athletic governing bodies, which could adversely affect our business and financial condition.

Our success depends on, among other things, the value and reputation of our brands. Negative publicity regarding any of our brands or products, could adversely affect PSG’s reputation and sales. There can be no assurance that our products will continue to satisfy, and future products will satisfy, the standards established by testing and athletic governing bodies, that our in-house

Performance Sports Group Ltd. Q3 Fiscal 2015	38

testing equipment will produce the same results as the equipment used by the applicable testing bodies, athletic organizations and governing bodies or that existing standards or testing protocols will not be interpreted and altered in ways or at times that adversely affect our brands and the sales of our products. Any failure to comply with applicable standards or resolve identified issues with applicable governing bodies could have an adverse effect on our business and financial condition. Our products also expose us to warranty claims and product liability claims, class action lawsuits and regulatory investigations, in the event that products designed, manufactured or sold by us actually or allegedly fail to perform as expected, or the use of those products results, or is alleged to result, in personal injury, death or property damage.

We may not be able to successfully open and operate "Own The Moment" retail experiences, which could adversely affect our business and financial condition.

Our ability to successfully open and operate "Own The Moment" retail experiences as and when contemplated (see the "Recent Events" and "Outlook" sections) depends on many factors, including, among others, our ability to identify and secure suitable locations; negotiate acceptable lease terms; hire, train and retain store personnel with the appropriate expertise; immerse new store personnel into our corporate culture; stock sufficient inventory levels; and successfully integrate new stores into our existing company operations and information technology systems.

Our new "Own The Moment" retail experiences will also generally be subject to the risks associated with operating in a retail environment, including, among others, the following: risks associated with leasing real estate as our "Own The Moment" retail experiences are, and will be, leased; changing customer demographics, which may result in the planned locations of our "Own The Moment" retail experiences becoming less attractive; social or economic conditions where our "Own The Moment" retail experiences are expected to be located could decline in the future, thus resulting in potentially reduced sales at those locations; intense competition in the retail hockey equipment industry with the industry being fragmented with respect to product level and brand selection, price points, physical store formats, customer experience and service and location being the principal competitive factors; changing customer demands, shopping patterns or preferences with customers having a number of shopping alternatives, including eCommerce shopping alternatives; potential breaches of customer, employee or company data, which could attract a substantial amount of media attention, damage our customer relationships and reputation and result in lost sales, potential fines or lawsuits; and extreme or unseasonable weather conditions in the areas in which our "Own The Moment" retail experiences are expected to be located.

Furthermore, failure to design, integrate and/or execute our plans for our new "Own The Moment" retail experiences may result in, among other things, incremental financial expenditures, loss of capital investment, divergence of management time and resources, potential disruption or impact on our relationship with existing retail partners and negative customer experiences and related impressions with our brand.

Our strategic initiatives are subject to numerous assumptions and factors, many of which are outside our control, and there are no assurances that such initiatives will be realized or on the anticipated timeline

In order to operate our business, achieve our goals and remain competitive, the Company continuously seeks to identify and devise, invest in, implement and pursue strategic, business, technological and other important initiatives. These initiatives, including activities relating to their development and implementation, may be adversely impacted by a wide range of factors, many of which are beyond the Company’s control. Such factors include those relating to foreign exchange rates, labor issues or wage increases, liquidity, competition, cost of raw materials and commodities, unanticipated expenses, economic conditions (including inflationary risk), the performance of third parties (including suppliers), the implementation and integration of such initiatives into the Company’s other activities and processes as well as the adoption and acceptance of these initiatives by the Company’s customers, suppliers, employees and personnel.

In October 2014, the Company launched a profitability improvement initiative aimed at securing increased efficiency, product cost reductions, inventory quality improvements and improvements in the overall effectiveness of the Company’s supply chain, with the goal of realizing approximately $30 million of increased profitability within five years (excluding certain non-recurring costs or one-time costs that may be required to implement some of these initiatives). Despite the Company’s plans and objectives, the Company may not be able to successfully achieve its target goal within the five year time period or fully realize the underlying objectives of its profitability improvement initiative, including those which seek to decrease costs, improve service levels throughout the Company’s supply chain or promote efficiencies.

The Company’s profitability improvement initiative is based on current market conditions and reasonable assumptions, estimates, analyses, beliefs and opinions of Management, including, but not limited to certain macro-economic factors, such as currency rates, as well as labor, raw material and other input costs remaining at or near current levels, which Management believes to be relevant as of the date hereof, but are subject to inherent risks and uncertainties, which give rise to the possibility that the

Performance Sports Group Ltd. Q3 Fiscal 2015	39

Company’s assumptions, estimates, analyses, beliefs and opinions may not be correct and that the Company’s expectations, goals and initiatives will not be achieved.

A delay or failure to sufficiently and successfully identify and devise, invest in or implement any of the Company’s strategic initiatives, including the profitability improvement initiative, could adversely affect the Company’s ability to operate its business, achieve its goals and remain competitive and could adversely affect our business and financial condition.

We are no longer a foreign private issuer and will incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As of June 1, 2015, we must comply with the provisions of U.S. securities laws applicable to U.S. domestic issuers including, without limitation, the U.S. proxy rules, Regulation FD and the Section 16 beneficial ownership reporting and short swing profit rules. As a result, we must, as of June 1, 2015, report on the forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms we have filed with the SEC in the past as a foreign private issuer, such as Forms 40-F and 6-K. Compliance with these additional securities laws, as well as NYSE rules applicable to U.S. domestic issuers, will result in increased expenses. In addition, we will be required to prepare our financial statements filed with the SEC in accordance with U.S. GAAP (and must recast prior financial statements and selected financial data from IFRS into U.S. GAAP for all periods required to be presented in the financial statements). We are evaluating the impact of the conversion to U.S. GAAP on our financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company, including its continuous disclosure documents, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

COMMON SHARE TRADING INFORMATION

The Company’s Common Shares are dual listed on the Toronto Stock Exchange and the New York Stock Exchange under the stock symbol “PSG”. As of April 13, 2015, the Company had 45,339,407 Common Shares issued and outstanding. Assuming exercise of all outstanding stock options, there would be the equivalent of 50,760,256 Common Shares issued and outstanding on a fully diluted basis as of April 13, 2015.

Equity Financial Trust Company, the Company’s transfer agent and registrar, certified that, as of close of business on April 7, 2015, there were no issued and outstanding Proportionate Voting Shares. In light of this certification and in accordance with section 26.3(2) of the articles of the Company (the “Articles”), the Board of Directors resolved effective April 8, 2015, that (i) the right of holders of Common Shares to convert their shares into Proportionate Voting Shares shall be terminated and (ii) the Board shall not be entitled to issue any further Proportionate Voting Shares.

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GLOSSARY OF TERMS

“Adjusted EBITDA” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted EPS” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted Gross Profit” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted Net Income/Loss” has the meaning set out under “Non-IFRS Financial Measures”.

“Amended Revolving Loan” means the $145.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars, which together with the Amended Term Loan comprises the Company's former credit facilities, which has subsequently been replaced by the New ABL Facility.

“Amended Term Loan” means the $130.0 million term loan, denominated in both Canadian and U.S. dollars, which together with the Amended Revolving Loan comprises the Company's former credit facilities, which has subsequently been replaced by the New Term Loan Facility.

“Bauer Business” means the business as currently carried on by Bauer Hockey Corp., Bauer Hockey, Inc. and their respective subsidiaries, consisting of, among other things, the design, development, manufacturing, and marketing of performance sports products for ice hockey, roller hockey, lacrosse, baseball and softball, and related apparel, including soccer apparel.

“Board of Directors” means the board of directors of Performance Sports Group Ltd.

“Borrowers” means, collectively, Bauer Hockey Corp. and Bauer Hockey, Inc.

“Business Purchase from Nike” means the purchase of the Bauer Business by the Existing Holders from Nike on April 16, 2008.

“Canadian ABL Borrowers” means, collectively, Bauer Hockey Corp. and its Canadian subsidiaries.

“Canadian Tariff Reduction” means the reduction of import tariffs on certain hockey equipment effective as of April 1, 2013.

“Cascade” means Cascade Helmets Holdings, Inc., which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Cascade Acquisition” means the acquisition of Cascade completed on June 29, 2012.

“CODM” means Chief Operating Decision Maker.

“Combat Sports” means the Combat Sports business.

“Combat Acquisition” means the acquisition of substantially all of the assets of Combat Sports completed on May 3, 2013.

“Common Shares” means the common shares of the Company.

“Company” means Performance Sports Group Ltd., formerly Bauer Performance Sports Ltd.

“Credit Facilities” means the New Term Loan Facility and the New ABL Facility entered into by the Company and certain of its subsidiaries on April 15, 2014.

“Easton” means Easton-Bell Sports, Inc.

“Easton Baseball/Softball” means the Easton baseball and softball business and the assets formerly used in Easton-Bell Sports, Inc.’s (now named BRG Sports, Inc.) lacrosse business.

“Easton Baseball/Softball Acquisition” means the acquisition of Easton Baseball/Softball.

“Exchange Act” means the Securities Exchange Act of 1934.

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“Existing Holders” means the former security holders of KSGI who sold KSGI and its subsidiaries to the Company on March 10, 2011 pursuant to the acquisition agreement dated March 3, 2011.

“FIFA” means the Fédération Internationale de Football Association (International Federation of Association Football).

“Fiscal 2014” means the Company’s fiscal year ended May 31, 2014.

“Fiscal 2015” means the Company’s fiscal year ending May 31, 2015.

“Fiscal 2016” means the Company’s fiscal year ending May 31, 2016.

“gross profit margin” means gross profit divided by revenues.

“HECC” means the Hockey Equipment Certification Council.

“Hockey Canada” means the Canadian Hockey Association.

“IAS” means the International Accounting Standards.

“IAS 1” means IAS 1, Financial Statement Presentation.

“IAS 19” means IAS 19, Employee Benefits.

“IAS 32” means IAS 32, Financial Instruments: Presentation.

“IAS 36“ means IAS 36, Recoverable Amount Disclosures for Non-Financial Assets

“IASB” means the International Accounting Standards Board.

“IFRIC 21” means International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies.

“IFRS” means the International Financial Reporting Standards.

“IFRS 9” means IFRS 9, Financial Instruments.

“IFRS 13” means IFRS 13, Fair Value Measurements.

“IFRS 15“ means IFRS 15, Revenue from Contracts with Customers.

“IIHF” means the International Ice Hockey Federation.

“Inaria” means Inaria International, Inc.

“Inaria Acquisition” means the acquisition of substantially all of the assets of Inaria completed on October 16, 2012.

“IPO” means the initial public offering of Common Shares of the Company in Canada completed on March 10, 2011.

“Kohlberg Funds” means, collectively, Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which are Existing Holders and funds managed by Kohlberg Management VI, LLC.

“Kohlberg Offerings” means the secondary offerings of Common Shares completed by the Kohlberg Funds on October 17, 2012, February 6, 2013 and November 1, 2013.

“KSGI” means Kohlberg Sports Group Inc.

‘‘Lacrosse Entities Reorganization’’ means the reorganization of the Company’s lacrosse operating entities and holding bodies, including Cascade Helmets Holdings, Inc. and Maverik Lacrosse LLC, which was completed on December 31, 2012.

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‘‘Lacrosse helmet decertification’’ means the decertification of the CASCADE R helmet in November 2014.

“MJDS” means the multi-jurisdictional disclosure system.

“MLB” means Major League Baseball.

“MLL” means Major League Lacrosse.

“Maverik” means Maverik Lacrosse LLC, which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Maverik Lacrosse Acquisition” means the acquisition of Maverik in June 2010.

“MD&A” means this management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine month periods ended February 28, 2015.

“Moody’s” means Moody’s Investor Services.

“NCAA” means the National Collegiate Athletic Association.

“New ABL Facility” means the revolving, non-amortizing asset-based credit facility entered into by the Canadian ABL Borrowers and the U.S. ABL Borrowers with a syndicate of financial institutions, dated April 15, 2014.

“New Term Loan Facility” means the amortizing term credit facility entered into by and among the Company with a syndicate of financial institutions, dated April 15, 2014.

“NHL” means the National Hockey League.

“Nike” means NIKE, Inc., including its affiliates, as applicable.

“NLL” means the National Lacrosse League.

“NOCSAE” means the National Operating Committee on Standards for Athletic Equipment.

“Proportionate Voting Shares” means the proportionate voting shares of the Company.

“R&D” means research and development.

“Reebok” means Reebok International Ltd., a subsidiary of Adidas AG.

“S&P” means Standard & Poor's Ratings Services.

“SEC” means the United States Securities and Exchange Commission.

“Segment EBITDA” has the meaning set out under “Segment Results”.

“SFIA” means the Sports and Fitness Industry Association.

“SG&A” means selling, general and administrative.

“USA Hockey” means USA Hockey, Inc.

“U.S. ABL Borrowers” means, collectively, Bauer Hockey, Inc. and its U.S. subsidiaries.

“U.S. GAAP” means United States Generally Accepted Accounting Principles.

“U.S. IPO” means the underwritten public offering of Common Shares in the United States and Canada completed on June 25, 2014.

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“U.S. Lacrosse” means US Lacrosse, Inc.

“WBSC” means the World Baseball Softball Confederation.

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